FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 1, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Capital and risk management

Appendix 1 Capital and risk management

Presentation of information	2
General overview	2

Capital management
Capital and leverage ratios	4
Capital resources	5
Leverage exposure	9
Risk-weighted assets	11

Liquidity and funding risk
Overview	14
Liquidity risk	15
Funding risk	17
Encumbrance	19

Credit risk
Financial assets	23
Loans and related credit metrics	28
Debt securities	32
Derivatives	34
Problem debt management	35
Key loan portfolios	39
Credit risk assets	51

Market risk
Trading portfolios	56
Non-trading portfolios	59

Country risk
Overview	61
Summary of country exposures	63

Appendix 1 Capital and risk management

Presentation of information
The assets of disposal groups are presented as a single line in the consolidated balance sheet as required by IFRS. The risk and balance sheet management disclosures include the balances and exposures of disposal groups.

General overview*
RBS’s main risks are described in ‘Risk and balance sheet management - Risk coverage’ in the 2013 Annual Report and Accounts. The following table presents a summary of the key developments for each risk during 2014.

Risk type	2014 developments and summary
Capital adequacy risk
 The capital position continued to improve with CET 1 ratio at 10.1%, up from 8.6% at the year end reflecting continuing reductions in risk-weighted assets primarily in CIB and
 RCR, lower regulatory capital deductions relating to deferred tax assets and expected loss, and attributable profit.

Liquidity and funding risk
 Liquidity metrics remained strong: the liquid portfolio of £138 billion covering short-term wholesale funding more than four times, LCR improving to 104%, NSFR at 111% and the stressed coverage ratio improved significantly to over 170%.

Credit risk
 Balance sheet credit exposures after credit mitigation and enhancement, decreased by 7% to £333 billion and credit risk RWAs fell by £35 billion, 10%, reflecting risk reduction.
 Impairment provisions of £22 billion covered risk elements in lending of £34 billion by 66%. Favourable credit conditions resulted in impairment charges for the half year being significantly lower than in recent periods with net recoveries in RCR and CIB.

Market risk
 Average trading VaR for the first half of 2014 was about a third of that in the first half of 2013, reflecting risk reduction and the effect of incorporating credit valuation and funding valuation adjustments into VaR models.

Country risk
 Net balance sheet exposure to eurozone periphery countries was reduced by £1.5 billion, 4%, to £40.3 billion in the first half of the year. Total exposure to Russia was £2.1 billion:
 limits have been cut and credit restrictions introduced.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

General overview* (continued)

Risk type	2014 developments and summary
Conduct risk
 Business models, strategies and products continued to be reviewed to ensure better customer outcomes. Synergies with other risk disciplines were also developed to enable the consistent identification, assessment and mitigation of conduct risks.

Pension risk
  RBS concluded discussions with the Trustee of the RBS Group Pension Fund, agreeing the technical provisions basis and a schedule of contributions for the 2013 funding valuation.
 Additionally, stress tests were carried out under scenarios designed to meet PRA and European Banking Authority (EBA) requirements.

Operational risk
 RBS’s operational risk framework was further enhanced. The main focus remained on supporting improvements in risk management, specifically strengthened risk assessments through defining and implementing an end-to-end approach for the most material operational risks.

Regulatory risk	Regulatory risk remained a high priority and RBS continued to work through a number of legacy issues. RBS also implemented an increasing number of regulatory changes such as Basel III and Dodd Frank.
Reputational risk
 A Reputational Risk Forum was created to identify issues involving material reputational risk. On 1 July 2014, a new Head of Reputational Risk was appointed whose responsibilities include building a new framework to manage reputational risk.

Business risk
 RBS moved towards simplifying and functionalising its organisation and management structure to help reduce risk. There was also a focus on strengthening its stress testing capability. In particular, it is anticipated that finalisation of the stress testing programmes of the Bank of England and the EBA will enhance management and measurement of business risk.

Strategic risk
 RBS continued to develop its framework for the identification and management of the most material risks to its strategic plan. A new "Top Risk" approach assesses both the likelihood and impact of significant threats, and develops agreed mitigations. These are reviewed by the Board at least on a quarterly basis.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Capital management

Introduction
The Group aims to maintain a level of capital to meet two objectives: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Capital and leverage ratios*
	30 June 2014		31 December 2013
	Current	CRR		Estimated
	transitional	end-point	Transitional	CRR end-	Basel 2.5
	PRA basis	basis (1)	PRA basis	point basis (1)	basis
Capital	£bn	£bn	£bn	£bn	£bn

CET1	39.7	39.7	36.8	36.8	42.2
Tier 1	47.3	39.7	44.3	36.8	50.6
Total	61.2	48.7	58.2	45.5	63.7

RWAs by risk

Credit risk
- non-counterparty	283.3	283.3	317.9	317.9	291.1
- counterparty	38.6	38.6	39.1	39.1	22.3
Market risk	33.4	33.4	30.3	30.3	30.3
Operational risk	36.8	36.8	41.8	41.8	41.8

	392.1	392.1	429.1	429.1	385.5

Risk asset ratios	%	%	%	%	%

CET1	10.1	10.1	8.6	8.6	10.9
Tier 1	12.1	10.1	10.3	8.6	13.1
Total	15.6	12.4	13.6	10.6	16.5

	30 June	31 December
Estimated BCBS leverage ratios (2)	2014	2013

Tier 1 capital - £bn	39.7	36.8
Exposure - £bn	1,070.2	1,082.0
Leverage ratio - %	3.7	3.4

Notes:
(1)	CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014.
(2)
Leverage ratio is calculated using:
• CRR end-point Tier 1 capital; and
• Exposure measure based on guidance in the BCBS 270 proposal issued in January 2014, supplemented by the instructions in the March 2014 Basel III Quantitative Impact Study (QIS) and the related FAQs.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Capital and leverage ratios* (continued)

Key points
•
 CET1 ratio improved by 150 basis points in the first half of the year, of which 70 basis points was in the second quarter reflecting attributable profit after charging the initial DAS dividend (£320 million), reduction in
 RWAs and lower regulatory deductions for deferred tax assets and expected loss.

•	RWAs declined by £37 billion with £22 billion in the second quarter mainly in CIB reflecting continued risk reduction and in RCR due to run-off and disposals.

•	Attributable profit as well as lower leverage exposure in CIB resulted in a 30 basis point improvement in the estimated BCBS leverage ratio in the first half of the year.

Capital resources
	30 June 2014		31 December 2013
	Current	CRR		Estimated
	transitional	end-point	Transitional	CRR end-	Basel 2.5
	basis	basis	PRA basis	point basis	basis
	£m	£m	£m	£m	£m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	60,345	60,345	58,742	58,742	58,742
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)	(979)	(979)
	55,053	55,053	53,450	53,450	53,450

Non-controlling interests	-	-	-	-	473

Regulatory adjustments and deductions
Own credit	629	629	601	601	726
Defined benefit pension fund adjustment	(196)	(196)	(172)	(172)	362
Net unrealised available-for-sale (AFS) losses	-	-	-	-	308
Cash flow hedging reserve	(94)	(94)	84	84	84
Deferred tax assets	(1,748)	(1,748)	(2,260)	(2,260)	-
Prudential valuation adjustments	(486)	(486)	(781)	(781)	-
Goodwill and other intangible assets	(12,173)	(12,173)	(12,368)	(12,368)	(12,368)
Expected losses less impairment provisions	(1,319)	(1,319)	(1,731)	(1,731)	(19)
50% of securitisation positions	-	-	-	-	(748)
Other regulatory adjustments	69	69	(55)	(55)	(103)
	(15,318)	(15,318)	(16,682)	(16,682)	(11,758)

CET 1 capital	39,735	39,735	36,768	36,768	42,165

Appendix 1 Capital and risk management

Capital resources (continued)

	30 June 2014		31 December 2013
	Current	CRR		Estimated
	transitional	end-point	Transitional	CRR end-	Basel 2.5
	basis	basis	PRA basis	point basis	basis
	£m	£m	£m	£m	£m

Other Tier 1 capital
Preference shares - equity	-	-	-	-	4,313
Preference shares - debt	-	-	-	-	911
Innovative/hybrid Tier 1 securities	-	-	-	-	4,207
Qualifying Tier 1 capital and related share premium subject
to phase out from Additional Tier 1 (AT1) capital	5,820	-	5,831	-	-
Qualifying Tier 1 capital included in consolidated AT1 capital
issued by subsidiaries and held by third parties	1,708	-	1,749	-	-
	7,528	-	7,580	-	9,431

Tier 1 deductions
50% of material holdings	-	-	-	-	(976)
Tax on expected losses less impairment provisions	-	-	-	-	6
	-	-	-	-	(970)

Tier 1 capital	47,263	39,735	44,348	36,768	50,626

Qualifying Tier 2 capital
Undated subordinated debt	-	-	-	-	2,109
Dated subordinated debt - net of amortisation	-	-	-	-	12,436
Qualifying items and related share premium	5,740	5,145	4,431	3,582	-
Qualifying own funds instruments issued by subsidiaries
and held by third parties	8,222	3,815	9,374	5,151	-
Unrealised gains on AFS equity shares	-	-	-	-	114
Collectively assessed impairment provisions	-	-	-	-	395
	13,962	8,960	13,805	8,733	15,054

Tier 2 deductions
50% of securitisation positions	-	-	-	-	(748)
Expected losses less impairment provisions	-	-	-	-	(25)
50% of material holdings	-	-	-	-	(976)
	-	-	-	-	(1,749)

Tier 2 capital	13,962	8,960	13,805	8,733	13,305

Supervisory deductions
Unconsolidated investments	-	-	-	-	(36)
Other deductions	-	-	-	-	(236)
	-	-	-	-	(272)

Total regulatory capital	61,225	48,695	58,153	45,501	63,659

Appendix 1 Capital and risk management

Capital resources (continued)

Capital flow statement*
The table below analyses the movement in CRR end-point CET1 and Tier 2 capital for the half year ended 30 June 2014.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2014	36,768	8,733	45,501
Attributable profit net of movements in fair value of own credit	1,453	-	1,453
Share capital and reserve movements in respect of employee share schemes	(33)	-	(33)
Ordinary shares issued	315	-	315
Foreign exchange reserve	(728)	-	(728)
AFS reserves	446	-	446
Decrease in goodwill and intangibles deduction	195	-	195
Deferred tax assets (DTA)	512	-	512
Prudential valuation adjustments (PVA)	295	-	295
Excess of expected loss over impairment provisions (EL-P)	412	-	412
Dated subordinated debt issues	-	2,154	2,154
Net dated subordinated debt/grandfathered instrument	-	(1,528)	(1,528)
Foreign exchange movement	-	(399)	(399)
Other movements	100	-	100

At 30 June 2014	39,735	8,960	48,695

Key points
•	RBS issued £820 million and £1,334 million of Tier 2 subordinated debt in Q1 and Q2 respectively. Following reviews, £2.1 billion of ineligible subordinated notes were removed from Tier 2 capital.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Capital resources (continued)

Notes:*
General:
In accordance with the PRA’s Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions to CET1 have been applied in full (without transition relief) with the exception of unrealised gains on AFS securities which will be included from 2015.

CRD IV and Basel III impose a minimum CET1 ratio of 4.5%. Further, CET1 requirements will be imposed through buffers in the CRD. There are three buffers that will affect the Group: the capital conservation buffer set at 2.5% of RWAs; the counter-cyclical capital buffer (up to 2.5% of RWAs), which will be calculated as the weighted average of the countercyclical capital buffer rates applied in the countries where the Group has relevant credit exposures; and the highest of Global-Systemically Important Institution (G-SII), Other-Systemically Important Institution (O-SII) or Systemic Risk Buffers set by the supervisory authorities. The Group has been provisionally allocated a G-SII buffer of 1.5%. The regulatory target capital requirements will be phased in through CRR, and are expected to apply in full from 1 January 2019. Until then, using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, the Group and other major UK banks and building societies are required to maintain a CET1 ratio of 7%, after taking into account certain adjustments set by the PRA.

From 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 and/or Tier 2 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Measures in relation to CRR end-point basis, including RWAs, are based on the current interpretation, expectations, and understanding, of the CRR requirements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual CRR end-point impact may differ when the final technical standards are interpreted and adopted.

Capital base:
(1)	Own funds are based on shareholders’ equity.
(2)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(3)
The prudential valuation adjustment (PVA), arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full. The PVA has been included in impairment provisions in the determination of the deduction from expected losses.

(4)
Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(5)
Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(6)
Based on our current interpretations of the Commission Delegated Regulation issued in December 2013 on credit risk adjustments, the Group’s standardised latent provision has been reclassified to specific provision and is not included in Tier 2 capital.

Risk-weighted assets:
(1)	Current securitisation positions are shown as risk-weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments (CVA) and asset valuation correlation (AVC) on banks and central counterparties.
(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.
(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Leverage exposure

Exposure summary*
The leverage exposure below is based on the BCBS 270 proposal issued in January 2014, with additional specificity deriving from the instructions in the March 2014 QIS and related FAQs. The BCBS 270 proposal is expected to be incorporated into the CRR but the final rules may result in changes to the calculation when implemented.

Exposure measure	30 June	31 December
	2014	2013
	£bn	£bn

Cash and balances at central banks	68.7	82.7
Reverse repos	81.7	76.4
Loans and advances	414.5	418.4
Debt securities	112.8	113.6
Equity shares	7.8	8.8
Derivatives	274.9	288.0
Goodwill and other intangible assets	12.2	12.4
Other assets	37.3	24.6
Assets of disposal groups	1.2	3.0

Total assets	1,011.1	1,027.9
Netting of derivatives (1)	(217.5)	(227.3)
Potential future exposure on derivatives (2)	102.5	128.0
SFTs (1)	77.5	59.8
Regulatory deductions and other adjustments (3)	(1.4)	(6.6)
Undrawn commitments (4)	98.0	100.2

Leverage exposure measure	1,070.2	1,082.0

Notes:
(1)
The BCBS proposal permits some limited netting for margin received against the replacement cost of derivatives, an additional gross securities financing transaction (SFT) calculation with more restrictive netting, but possible future benefit for trades against qualifying central counterparties. The notional amounts relating to sold credit protection are included in the exposure measure, offset by longer dated bought protection on the same contracts.

(2)
Potential future exposure (PFE) on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type and residual maturity of the derivatives to nominal amounts or underlying values of derivative contracts. The element of PFE relating to credit derivatives sold is removed under the BCBS 270 proposal and replaced with the credit derivative notionals on protection sold per note (1).

(3)
Regulatory deductions: to ensure consistency between the leverage ratio numerator and the denominator, regulatory items that are deducted from capital are also deducted from the leverage exposure measure.

(4)
Undrawn commitments represent regulatory add-ons relating to off-balance sheet undrawn commitments based on the credit conversion factors of 10%, 20%, 50% and 100% being applied as applicable to the commitments. Refer to the following page for further analysis.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Leverage exposure (continued)

Derivative notionals*
The table below analyses derivative notional values by product and maturity.

	<1 year	1-5 years	>5 years	Credit derivative 5% add on factor (1)	Credit derivative 10% add on factor (1)	Total
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn

Interest rate	13,522	9,781	5,758			29,061
Exchange rate	3,686	628	295			4,609
Equity	76	2	-			78
Commodities	1	-	1			2
Credit				209	69	278

Total	17,285	10,411	6,054	209	69	34,028

31 December 2013

Interest rate	10,582	16,212	8,795			35,589
Exchange rate	3,261	814	480			4,555
Equity	43	35	1			79
Commodities	-	1	1			2
Credit				189	64	253

Total	13,886	17,062	9,277	189	64	40,478

Note:
(1)	Credit derivatives receive a PFE of 5% where qualifying and 10% where non-qualifying.

Off-balance sheet items*
		Ulster	Commercial	Private
	UK PBB	Bank	Banking	Banking	CIB	CFG	RCR	Centre	Total
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (1)	3.1	0.1	0.5	0.1	0.7	1.7	-	-	6.2
Items with a 20% CCF	0.4	-	0.7	0.2	2.3	0.3	-	0.1	4.0
Items with a 50% CCF	6.0	1.4	12.8	1.3	37.3	6.8	0.9	2.5	69.0
Items with a 100% CCF	0.1	0.4	1.7	0.9	12.7	1.5	0.4	1.2	18.9

	9.6	1.9	15.7	2.5	53.0	10.3	1.3	3.8	98.1

31 December 2013

Unconditionally cancellable items (1)	3.1	0.2	0.4	0.1	0.7	1.7	-	-	6.2
Items with a 20% CCF	0.4	-	0.6	0.6	1.5	0.2	-	-	3.3
Items with a 50% CCF	5.8	1.0	12.5	1.0	41.9	7.1	0.7	2.7	72.7
Items with a 100% CCF	0.1	0.3	2.4	1.4	12.0	1.6	0.2	-	18.0

	9.4	1.5	15.9	3.1	56.1	10.6	0.9	2.7	100.2

Note:
(1)	Based on a 10% credit conversion factor.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Risk-weighted assets*
The table below analyses the movement in credit risk RWAs by key drivers during the half year.

	Credit risk
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2014	317.9	39.1	357.0
Foreign exchange movement	(3.8)	-	(3.8)
Business movements	(17.2)	(8.2)	(25.4)
Risk parameter changes (1)	(2.4)	-	(2.4)
Methodology changes (2)	(10.4)	5.1	(5.3)
Model updates	(1.2)	-	(1.2)
Other changes	0.4	2.6	3.0

At 30 June 2014	283.3	38.6	321.9

Modelled (3)	191.2	33.2	224.4
Non-modelled	92.1	5.4	97.5

	283.3	38.6	321.9

The table below analyses movements in market and operational risk RWAs during the half year.

	Market	Operational
	risk	risk
	£bn	£bn

At 1 January 2014	30.3	41.8
Business and market movements	(8.8)	(5.0)
Methodology changes	11.9	-

At 30 June 2014	33.4	36.8

Modelled (3)	15.9	-
Non-modelled	17.5	36.8

	33.4	36.8

Notes:
(1)	Changes in credit quality metrics of customers and counterparties such as probability of default and loss given default.
(2)	Technical adjustments and calibration of models.
(3)
Modelled refers to advanced internal ratings based (AIRB) for non-counterparty credit risk, internal model method (IMM) for counterparty credit risk, value-at-risk (VaR) and related models for market risk.

Key points
•	Business movements include exposure reductions in RCR and CIB.

•	Methodology changes include the transfer of £11.9 billion of RWAs from non-counterparty credit risk to market risk relating to trading book securitisations.

•	Operational risk is calculated on a three year average of income and the business and other movement reflects the annual recalculation.

•
Non-modelled or standardised (STD) credit risk RWAs principally comprised CFG (£56 billion); Private Banking (£10 billion); derivative and repo transactions undertaken by RBSSI, the broker-dealer; and certain securitisation exposures.

•	Increase in RWA density of bank exposures reflected the impact of CVA and AVC and those on structured entities related to RWA treatment, both relating to the implementation of CRD IV.
*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Risk-weighted assets* (continued)

Credit risk: RWA density
Refer to the 2013 Pillar 3 Report for details on terminology. For the majority of credit risk, RBS used the internal ratings based (IRB) approach for calculating RWAs. The standardised approach (STD) is used for certain portfolios. RWAs at 30 June 2014 are under current rules and 31 December 2013 are on a Basel 2.5 basis.

	EAD post CRM (1)			RWAs			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
30 June 2014	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	41,702	46,390	88,092	2,180	127	2,307	5	-	3
Central government	16,860	8,522	25,382	2,435	7	2,442	14	-	10
Other sovereign	5,012	5,749	10,761	1,267	197	1,464	25	3	14

Total sovereign	63,574	60,661	124,235	5,882	331	6,213	9	1	5

Financial institutions (FI)
Banks	41,416	2,571	43,987	20,995	621	21,616	51	24	49
Other FI (2)	48,063	23,977	72,040	19,043	10,085	29,128	40	42	40
SEs (3)	19,320	3,271	22,591	11,245	5,561	16,806	58	170	74

Total FI	108,799	29,819	138,618	51,283	16,267	67,550	47	55	49

Corporates
Property
- Western Europe
- UK	49,501	3,388	52,889	24,963	3,154	28,117	50	93	53
- Ireland	8,907	46	8,953	1,705	43	1,748	19	93	20
- Other	6,385	123	6,508	3,461	105	3,566	54	85	55
- US	1,687	6,643	8,330	890	6,653	7,543	53	100	91
- RoW	3,525	271	3,796	2,272	223	2,495	64	82	66

Total property	70,005	10,471	80,476	33,291	10,178	43,469	48	97	54
Natural resources	36,955	2,891	39,846	15,840	2,564	18,404	43	89	46
Transport	32,053	3,335	35,388	18,466	3,168	21,634	58	95	61
Manufacturing	29,979	7,787	37,766	12,909	7,626	20,535	43	98	54
Retail and leisure	26,637	7,906	34,543	16,008	7,894	23,902	60	100	69
Services	23,991	8,232	32,223	14,319	8,232	22,551	60	100	70
TMT (4)	14,868	2,249	17,117	7,849	2,230	10,079	53	99	59

Total corporates	234,488	42,871	277,359	118,682	41,892	160,574	51	98	58

Personal
Mortgages
- Western Europe
- UK	113,427	7,716	121,143	13,554	3,031	16,585	12	39	14
- Ireland	16,279	37	16,316	15,609	16	15,625	96	43	96
- Other	227	335	562	22	128	150	10	38	27
- US	132	18,999	19,131	13	9,430	9,443	10	50	49
- RoW	439	540	979	51	206	257	12	38	26

Total mortgages	130,504	27,627	158,131	29,249	12,811	42,060	22	46	27
Other personal	32,338	14,537	46,875	14,226	10,715	24,941	44	74	53

Total personal	162,842	42,164	205,006	43,475	23,526	67,001	27	56	33
Other items	5,484	16,468	21,952	4,095	16,486	20,581	75	100	94

Total	575,187	191,983	767,170	223,417	98,502	321,919	39	51	42

For the notes to this table refer to the following page.
*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Risk-weighted assets*: Credit risk: RWA density (continued)

	EAD post CRM (1)			RWAs			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
31 December 2013	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	34,809	59,351	94,160	1,289	180	1,469	4	-	2
Central government	17,940	8,401	26,341	2,418	30	2,448	13	-	9
Other sovereign	5,323	5,525	10,848	1,451	149	1,600	27	3	15

Total sovereign	58,072	73,277	131,349	5,158	359	5,517	9	-	4

Financial institutions (FI)
Banks	37,718	2,769	40,487	11,922	689	12,611	32	25	31
Other FI (2)	43,460	14,033	57,493	16,391	7,940	24,331	38	57	42
SEs (3)	21,564	2,523	24,087	5,827	2,189	8,016	27	87	33

Total FI	102,742	19,325	122,067	34,140	10,818	44,958	33	56	37

Corporates
Property
- Western Europe
- UK	50,250	2,771	53,021	27,904	2,461	30,365	56	89	57
- Ireland	10,338	107	10,445	3,087	136	3,223	30	127	31
- Other	8,764	143	8,907	4,937	130	5,067	56	91	57
- US	1,126	6,527	7,653	600	6,272	6,872	53	96	90
- RoW	3,579	317	3,896	2,817	253	3,070	79	80	79

Total property	74,057	9,865	83,922	39,345	9,252	48,597	53	94	58
Natural resources	29,403	2,826	32,229	15,586	2,435	18,021	53	86	56
Transport	31,677	3,024	34,701	21,678	2,709	24,387	68	90	70
Manufacturing	24,649	7,775	32,424	13,607	7,599	21,206	55	98	65
Retail and leisure	23,974	7,744	31,718	18,302	7,591	25,893	76	98	82
Services	22,716	8,757	31,473	15,972	8,382	24,354	70	96	77
TMT (4)	13,550	2,222	15,772	8,470	2,198	10,668	63	99	68

Total corporates	220,026	42,213	262,239	132,960	40,166	173,126	60	95	66

Personal
Mortgages
- Western Europe
- UK	110,470	7,841	118,311	14,412	3,267	17,679	13	42	15
- Ireland	17,148	33	17,181	16,108	12	16,120	94	36	94
- Other	202	507	709	25	202	227	12	40	32
- US	121	19,717	19,838	15	9,756	9,771	12	49	49
- RoW	396	242	638	50	107	157	13	44	25

Total mortgages	128,337	28,340	156,677	30,610	13,344	43,954	24	47	28
Other personal	33,358	14,521	47,879	15,286	10,703	25,989	46	74	54

Total personal	161,695	42,861	204,556	45,896	24,047	69,943	28	56	34
Other items	4,756	19,189	23,945	4,061	15,798	19,859	85	82	83

Total	547,291	196,865	744,156	222,215	91,188	313,403	41	46	42

Notes:
(1)	Exposure at default post credit risk mitigation.
(2)	Non-bank financial institutions, such as US agencies, insurance companies, pension funds, hedge and leverage funds, broker-dealers and non-bank subsidiaries of banks.
(3)	Structured entities primarily relate to securitisation related vehicles.
(4)	Telecommunications, media and technology.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Liquidity and funding risk
Liquidity and funding risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as they fall due. The risk arises through the maturity transformation role that banks play and is dependent on company specific factors such as: maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader factors, such as wholesale market conditions and depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to the Risk and balance sheet management section of the 2013 Annual Report and Accounts.

Overview
•	The liquidity position remains strong: the liquidity portfolio of £138 billion at 30 June 2014 covered short-term wholesale funding (STWF) four times.

•
Liquid assets decreased by £8 billion mainly driven by a targeted decrease in financial institution deposits in Q1, partly offset by additional low-cost secondary liquidity. Average liquid asset balances were down in Q2 compared with Q1 reflecting proactive management of excess liquidity whilst retaining a prudent coverage of potential outflows.

•	The loan:deposit ratio increased by 200 basis points to 96% from 94% at 31 December 2013 reflecting continued focus on reducing excess funding.

•	STWF increased marginally to £33.6 billion mainly reflecting the upcoming redemption of trust preferred securities and large term debt deals falling into the less than 1 year to maturity bucket.

Appendix 1 Capital and risk management

Liquidity risk

Liquidity and related metrics*
The table below sets out the key liquidity and related metrics monitored by the Group.

	30 June	31 March	31 December
	2014	2014	2013
	%	%	%

Stressed outflow coverage (1)	178	165	145
Liquidity coverage ratio (LCR) (2)	104	103	102
Net stable funding ratio (NSFR) (3)	111	110	118

Notes:
(1)
RBS’s liquidity risk appetite is based on the Individual Liquidity Adequacy Assessment (ILAA) which is measured by reference to the liquidity portfolio as a percentage of stressed liquidity outflows under the worst of three severe stress scenarios; a market-wide stress, an idiosyncratic stress and a combination of both. Liquidity risk adequacy is determined by the surplus of liquid assets over three month stressed outflows under the worst case stress. This assessment is performed in accordance with PRA guidance.

(2)
In January 2013, the BCBS published its final guidance for calculating LCR which is currently expected to come into effect from January 2015 on a phased basis. Pending the finalisation of the LCR rules within the EU, RBS monitors the LCR based on its own interpretations of current guidance available for EU LCR reporting. Therefore, the reported LCR will change over time with regulatory developments. Due to differences in interpretation of the rules RBS’s ratio may not be comparable with those of other financial institutions.

(3)
The NSFR for all periods has been calculated using RBS’s current interpretations of the existing rules relating to various BCBS guidance to date. Ratios for 31 March 2014 and 31 December 2013 have been revised accordingly. BCBS is expected to issue revised guidance on the NSFR towards the end of 2014 or early 2015.

Liquidity portfolio
The table below shows RBS’s liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	H1 2014
30 June 2014	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	58,823	2,533	1,825	63,181	59,974	62,723
Central and local government bonds
AAA rated governments	5,583	2	-	5,585	4,241	3,527
AA- to AA+ rated governments and US agencies	5,622	6,224	-	11,846	10,701	11,155

	11,205	6,226	-	17,431	14,942	14,682

Primary liquidity	70,028	8,759	1,825	80,612	74,916	77,405
Secondary liquidity (2)	54,928	934	1,597	57,459	53,420	53,986

Total liquidity value	124,956	9,693	3,422	138,071	128,336	131,391

Total carrying value	160,357	10,236	2,741	173,334

For the notes to this table refer to the following page.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Liquidity risk (continued)

Liquidity portfolio (continued)
	Liquidity value
	Period end				Average
	UK
	DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2013	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	71,121	824	2,417	74,362	76,242	80,933
Central and local government bonds
AAA rated governments and US agencies	3,320	-	-	3,320	3,059	5,149
AA- to AA+ rated governments	5,822	6,369	96	12,287	13,429	12,423
Below AA rated governments	-	-	-	-	-	151
Local government	-	-	-	-	7	148

	9,142	6,369	96	15,607	16,495	17,871
Treasury bills	-	-	-	-	6	395

Primary liquidity	80,263	7,193	2,513	89,969	92,743	99,199
Secondary liquidity (2)	48,718	4,968	2,411	56,097	56,869	56,589

Total liquidity value	128,981	12,161	4,924	146,066	149,612	155,788

Total carrying value	159,743	17,520	6,970	184,233

The table below shows the currency split of the liquidity portfolio.

Total liquidity portfolio	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m

30 June 2014	91,073	33,028	12,579	1,391	138,071
31 December 2013	100,849	33,365	10,364	1,488	146,066

Notes:
(1)
The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the RBS’s five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company. In addition, certain of the Group's significant operating subsidiaries - RBS N.V., Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold liquidity portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Includes assets eligible for discounting at the Bank of England and other central banks.

Appendix 1 Capital and risk management

Funding risk
The composition of RBS’s balance sheet is a function of the broad array of product offerings and diverse markets served by its core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2014	33.6	55.1	101.6	123.1	17.7	(19.3)	(1.6)
31 March 2014	31.0	50.8	101.5	121.3	15.6	(18.1)	(2.5)
31 December 2013	32.4	51.5	108.1	127.2	16.2	(17.3)	(1.1)
30 September 2013	34.6	55.1	113.6	134.1	18.1	(16.6)	1.5
30 June 2013	36.7	58.9	129.4	151.5	23.1	(17.1)	6.0

Notes:
(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.

Funding sources
The table below shows RBS’s principal funding sources excluding repurchase agreements (repos).

	30 June 2014			31 December 2013
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	21,430	-	21,430	19,086	-	19,086
other deposits	16,544	1,205	17,749	14,553	1,690	16,243

	37,974	1,205	39,179	33,639	1,690	35,329
Debt securities in issue
commercial paper	1,091	-	1,091	1,583	-	1,583
certificates of deposit	1,751	97	1,848	2,212	65	2,277
medium-term notes	8,083	32,552	40,635	10,385	36,779	47,164
covered bonds	1,780	7,039	8,819	1,853	7,188	9,041
securitisations	511	6,183	6,694	514	7,240	7,754

	13,216	45,871	59,087	16,547	51,272	67,819
Subordinated liabilities	3,885	20,924	24,809	1,350	22,662	24,012

Notes issued	17,101	66,795	83,896	17,897	73,934	91,831

Wholesale funding	55,075	68,000	123,075	51,536	75,624	127,160

Customer deposits
derivative cash collateral (1)	6,469	-	6,469	7,082	-	7,082
financial institution deposits	47,029	2,038	49,067	44,621	2,265	46,886
personal deposits	180,024	6,089	186,113	183,799	8,115	191,914
corporate deposits	156,451	3,157	159,608	167,100	4,687	171,787

Total customer deposits	389,973	11,284	401,257	402,602	15,067	417,669

Total funding excluding repos	445,048	79,284	524,332	454,138	90,691	544,829

Note:
(1)	Cash collateral includes £5,720 million (31 December 2013 - £6,720 million) from financial institutions.

Appendix 1 Capital and risk management

Funding risk (continued)

Total funding by currency

	GBP	USD	EUR	Other	Total
30 June 2014	£m	£m	£m	£m	£m

Deposits by banks	6,830	10,808	19,300	2,241	39,179
Debt securities in issue
- commercial paper	3	573	486	29	1,091
- certificates of deposit	494	1,116	237	1	1,848
- medium-term notes	5,287	10,319	20,285	4,744	40,635
- covered bonds	983	-	7,836	-	8,819
- securitisations	1,830	2,090	2,774	-	6,694
Subordinated liabilities	1,792	13,604	7,202	2,211	24,809

Wholesale funding	17,219	38,510	58,120	9,226	123,075
% of wholesale funding	14%	31%	47%	8%	100%
Customer deposits	271,438	79,877	40,137	9,805	401,257

Total funding excluding repos	288,657	118,387	98,257	19,031	524,332

% of total funding	55%	22%	19%	4%	100%

31 December 2013

Deposits by banks	7,418	8,337	17,004	2,570	35,329
Debt securities in issue
- commercial paper	4	897	682	-	1,583
- certificates of deposit	336	1,411	476	54	2,277
- medium-term notes	6,353	11,068	23,218	6,525	47,164
- covered bonds	984	-	8,057	-	9,041
- securitisations	1,897	2,748	3,109	-	7,754
Subordinated liabilities	1,857	10,502	8,984	2,669	24,012

Wholesale funding	18,849	34,963	61,530	11,818	127,160
% of wholesale funding	15%	28%	48%	9%	100%
Customer deposits	272,304	86,727	49,116	9,522	417,669

Total funding excluding repos	291,153	121,690	110,646	21,340	544,829

% of total funding	54%	22%	20%	4%	100%

Repos
The table below analyses RBS’s repos by counterparty type.

	30 June	31 December
	2014	2013
	£m	£m

Financial institutions
- central and other banks	31,722	28,650
- other financial institutions	44,325	52,945
Corporate	7,215	3,539

	83,262	85,134

Appendix 1 Capital and risk management

Funding risk (continued)

Segment loan:deposit ratios and funding surplus
The table below shows loans, deposits, loan:deposit ratios (LDR) and customer funding surplus/(gap) by reporting segment.
	30 June 2014				31 December 2013
				Funding				Funding
	Loans (1)	Deposits (2)	LDR	surplus/(gap)	Loans (1)	Deposits (2)	LDR	surplus/(gap)
	£m	£m	%	£m	£m	£m	%	£m

UK PBB	126,422	145,971	87	19,549	124,828	144,841	86	20,013
Ulster Bank	22,423	20,688	108	(1,735)	26,068	21,651	120	(4,417)

PBB	148,845	166,659	89	17,814	150,896	166,492	91	15,596

Commercial Banking	83,980	87,987	95	4,007	83,454	90,883	92	7,429
Private Banking	16,525	35,890	46	19,365	16,644	37,173	45	20,529

CPB	100,505	123,877	81	23,372	100,098	128,056	78	27,958

CIB	68,978	55,492	124	(13,486)	68,148	64,734	105	(3,414)
Central items	844	1,002	84	158	289	1,081	27	792
CFG	51,722	52,923	98	1,201	50,279	55,118	91	4,839
RCR	15,658	1,304	nm	(14,354)	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	22,880	2,188	nm	(20,692)

	386,552	401,257	96	14,705	392,590	417,669	94	25,079

nm = not meaningful

Notes:
(1)	Excludes reverse repo agreements and net of impairment provisions.
(2)	Excludes repo agreements.

£154 billion (or 38%) of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation scheme and other similar schemes. Of the personal and corporate deposits above, 54% relate to personal customers.

Encumbrance
RBS’s encumbrance ratios are set out below.

In general encumbrance ratios decreased marginally reflecting the balance sheet structure.

Encumbrance ratios	30 June	31 December
	2014	2013
	%	%

Total	16	17
Excluding balances relating to derivatives transactions	17	19
Excluding balances relating to derivative and securities financing transactions	11	11

Appendix 1 Capital and risk management

Balance sheet encumbrance

	Encumbered assets relating to:							Unencumbered
	Debt securities in issue		Other secured liabilities			Total	Encumbered	Readily realisable (3)
	Securitisations	Covered			Secured	encumbered	assets as a	Liquidity		Other (4)	Cannot be (5)
	and conduits	bonds	Derivatives	Repos	balances (1)	assets (2)	% of related	portfolio	Other	realisable	encumbered	Total
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	2.1	2.1	3	61.1	5.5	-	-	68.7
Loans and advances to banks	4.8	0.3	9.7	-	0.3	15.1	52	2.1	7.9	3.8	-	28.9
Loans and advances to customers
- UK residential mortgages	13.2	14.9	-	-	-	28.1	25	67.9	7.9	8.1	-	112.0
- Irish residential mortgages	8.9	-	-	-	1.0	9.9	69	-	4.3	-	0.1	14.3
- US residential mortgages	-	-	-	-	10.4	10.4	55	1.4	-	0.4	6.8	19.0
- UK credit cards	3.0	-	-	-	-	3.0	55	-	2.3	0.2	-	5.5
- UK personal loans	3.4	-	-	-	-	3.4	37	-	3.0	2.8	-	9.2
- other	7.6	-	17.1	-	1.0	25.7	11	7.5	13.5	138.4	41.5	226.6
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	81.7	81.7
Debt securities	0.3	-	7.4	44.9	2.6	55.2	49	15.8	40.1	1.4	0.3	112.8
Equity shares	-	-	0.2	5.1	-	5.3	68	-	1.0	0.3	1.2	7.8
Settlement balances	-	-	-	-	-	-	-	-	-	-	19.7	19.7
Derivatives	-	-	-	-	-	-	-	-	-	-	274.9	274.9
Intangible assets	-	-	-	-	-	-	-	-	-	-	12.2	12.2
Property, plant and equipment	-	-	-	-	0.3	0.3	4	-	-	5.5	1.3	7.1
Deferred tax	-	-	-	-	-	-	-	-	-	-	3.1	3.1
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	-	-	7.4	7.4
Assets of disposal groups	-	-	-	-	-	-	-	-	-	-	0.2	0.2

	41.2	15.2	34.4	50.0	17.7	158.5		155.8	85.5	160.9	450.4	1,011.1
Securities retained								17.5

Total liquidity portfolio								173.3

Liabilities secured
Intra-Group - secondary liquidity	(16.4)	-	-	-	-	(16.4)
Intra-Group - other	(14.5)	-	-	-	-	(14.5)
Third-party (6)	(6.7)	(8.8)	(34.4)	(83.3)	(10.4)	(143.6)

	(37.6)	(8.8)	(34.4)	(83.3)	(10.4)	(174.5)

For the notes to this table refer to page 22.

Appendix 1 Capital and risk management

Balance sheet encumbrance (continued)

	Encumbered assets relating to:							Unencumbered
	Debt securities in issue		Other secured liabilities			Total	Encumbered	Readily realisable (3)
	Securitisations	Covered			Secured	encumbered	assets as a	Liquidity		Other (4)	Cannot be (5)
	and conduits	bonds	Derivatives	Repos	balances (1)	assets (2)	% of related	portfolio	Other	realisable	encumbered	Total
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	74.3	8.4	-	-	82.7
Loans and advances to banks	5.8	0.5	10.3	-	-	16.6	60	0.1	10.9	-	-	27.6
Loans and advances to customers
- UK residential mortgages	14.6	16.2	-	-	-	30.8	28	60.8	18.6	-	-	110.2
- Irish residential mortgages	9.3	-	-	-	1.2	10.5	70	0.7	3.8	-	0.1	15.1
- US residential mortgages	-	-	-	-	3.5	3.5	18	9.5	6.7	-	-	19.7
- UK credit cards	3.4	-	-	-	-	3.4	52	-	3.1	-	-	6.5
- UK personal loans	3.4	-	-	-	-	3.4	38	-	5.5	-	-	8.9
- other	13.5	-	18.1	-	0.8	32.4	14	4.4	9.6	175.6	10.2	232.2
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	76.5	76.5
Debt securities	0.9	-	5.5	55.6	2.7	64.7	57	17.0	31.9	-	-	113.6
Equity shares	-	-	0.5	5.3	-	5.8	66	-	3.0	-	-	8.8
Settlement balances	-	-	-	-	-	-	-	-	-	-	5.5	5.5
Derivatives	-	-	-	-	-	-	-	-	-	-	288.0	288.0
Intangible assets	-	-	-	-	-	-	-	-	-	-	12.4	12.4
Property, plant and equipment	-	-	-	-	0.4	0.4	5	-	-	7.5	-	7.9
Deferred tax	-	-	-	-	-	-	-	-	-	-	3.5	3.5
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	-	-	8.6	8.6
Assets of disposal groups	-	-	-	-	-	-	-	-	-	-	0.2	0.2

	50.9	16.7	34.4	60.9	8.6	171.5		166.8	101.5	183.1	405.0	1,027.9
Securities retained								17.4

Total liquidity portfolio								184.2

Liabilities secured
Intra-Group - secondary liquidity	(19.1)	-	-	-	-	(19.1)
Intra-Group - other	(18.4)	-	-	-	-	(18.4)
Third-party (6)	(7.8)	(9.0)	(34.4)	(85.1)	(6.0)	(142.3)

	(45.3)	(9.0)	(34.4)	(85.1)	(6.0)	(179.8)
For the notes to this table refer to the following page.

Appendix 1 Capital and risk management

Balance sheet encumbrance (continued)

Notes:
(1)	Includes cash, coin and nostro balance held with the Bank of England as collateral against notes in circulation.
(2)	Encumbered assets are those that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.
(3)	Unencumbered readily realisable assets are those assets on the balance sheet that can be readily used to meet funding or collateral requirements and comprise:

(a) Liquidity portfolio: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(b) Other readily realisable assets: including assets that have been enabled for use with central banks; and unencumbered debt securities.
(4)
Unencumbered other realisable assets are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(5)	Assets that cannot be encumbered include:
(a) derivatives, reverse repurchase agreements and trading related settlement balances.
(b) non-financial assets such as intangibles, prepayments and deferred tax.
(c) assets in disposal groups.
(d) loans that cannot be pre-positioned with central banks based on criteria set by the central banks, primary US, including those relating to date of origination and level of documentation.
(e) non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(6)
In accordance with market practice RBS employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos. Secured derivative liabilities now reflect net positions that are collateralised by balance sheet assets.

Appendix 1 Capital and risk management

Credit risk
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. For a description of the bank’s credit risk framework, governance, policies and methodologies refer to the Risk and balance sheet management - Credit risk section - of the 2013 Annual Report and Accounts.

Financial assets
Exposure summary
The table below analyses financial asset exposures, both gross and net of offset arrangements as well as credit mitigation and enhancement.

					Collateral					Exposure post
	Gross	IFRS	Carrying	Non-IFRS			Real estate		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	68.7	-	68.7	-	-	-	-	-	-	68.7
Lending	419.3	(3.8)	415.5	(35.5)	(1.8)	(3.2)	(146.0)	(61.2)	(4.8)	163.0
Reverse repos	133.9	(52.2)	81.7	(7.2)	-	(74.4)	-	-	-	0.1
Debt securities	112.8	-	112.8	-	-	-	-	-	(0.7)	112.1
Equity shares	7.8	-	7.8	-	-	-	-	-	-	7.8
Settlement balances	24.2	(4.5)	19.7	-	-	-	-	-	-	19.7
Derivatives	461.5	(186.6)	274.9	(227.6)	(26.4)	(4.9)	-	-	(15.1)	0.9

Total	1,228.2	(247.1)	981.1	(270.3)	(28.2)	(82.5)	(146.0)	(61.2)	(20.6)	372.3
Short positions	(39.0)	-	(39.0)	-	-	-	-	-	-	(39.0)

Net of short positions	1,189.2	(247.1)	942.1	(270.3)	(28.2)	(82.5)	(146.0)	(61.2)	(20.6)	333.3

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management

Financial assets (continued)

					Collateral					Exposure post
	Gross	IFRS	Carrying	Non-IFRS			Real estate		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	82.7	-	82.7	-	-	-	-	-	-	82.7
Lending	423.6	(3.4)	420.2	(37.2)	(1.6)	(2.7)	(145.4)	(60.0)	(3.9)	169.4
Reverse repos	117.2	(40.7)	76.5	(11.4)	-	(65.0)	-	-	-	0.1
Debt securities	113.6	-	113.6	-	-	-	-	-	(1.3)	112.3
Equity shares	8.8	-	8.8	-	-	-	-	-	-	8.8
Settlement balances	8.2	(2.7)	5.5	(0.3)	-	-	-	-	-	5.2
Derivatives	553.7	(265.7)	288.0	(241.3)	(24.4)	(6.0)	-	-	(7.3)	9.0

Total	1,307.8	(312.5)	995.3	(290.2)	(26.0)	(73.7)	(145.4)	(60.0)	(12.5)	387.5
Short positions	(28.0)	-	(28.0)	-	-	-	-	-	-	(28.0)

Net of short positions	1,279.8	(312.5)	967.3	(290.2)	(26.0)	(73.7)	(145.4)	(60.0)	(12.5)	359.5

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)	The carrying value on the balance sheet represents the exposure to credit risk by class of financial instrument.
(3)
Balance sheet offset reflects the amounts by which the bank’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

(4)	Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.
(5)	Securities collateral represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.
(6)
Property valuations are capped at the loan value and reflect the application of haircuts in line with regulatory rules to indexed valuations. Commercial collateral includes ships and plant and equipment collateral.

(7)	Credit enhancement comprises credit derivatives (bought protection) and guarantees and reflects notional amounts less fair value and notional amounts respectively.

Key points
●	The major components of net exposures are cash and balances at central banks, unsecured commercial, corporate and bank loans, debt securities and short-term settlement balances.
●	Of the £112 billion of debt securities, £34 billion are asset-backed but underlying collateral is not reflected above as the bank only has access to cashflows from the collateral.

Appendix 1 Capital and risk management

Financial assets (continued)

Asset quality
The table below analyses the bank’s financial assets excluding debt securities by internal asset quality (AQ) ratings. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 33.
		Loans and advances
		Banks (1)				Customers				Settlement
	Cash and		Derivative				Derivative			balances and
	balances at	Reverse	cash	Bank		Reverse	cash	Customer		other financial			Contingent
	central banks	repos	collateral	loans	Total	repos	collateral	loans	Total	assets	Derivatives	Commitments	liabilities	Total	Total
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Total
AQ1	66,802	7,614	1,976	4,063	13,653	34,525	9,982	39,075	83,582	7,028	65,652	68,390	8,810	313,917	28.5
AQ2	-	5,097	3,949	1,126	10,172	69	1,630	18,475	20,174	748	61,994	19,148	1,745	113,981	10.4
AQ3	1,542	2,952	1,728	4,492	9,172	5,182	3,314	28,596	37,092	3,476	93,223	26,781	7,086	178,372	16.2
AQ4	321	9,636	1,571	7,567	18,774	8,483	1,677	114,339	124,499	5,358	42,919	39,446	3,807	235,124	21.4
AQ5	3	1,484	361	1,298	3,143	4,441	442	67,179	72,062	1,314	7,269	35,442	2,299	121,532	11.1
AQ6	-	815	42	150	1,007	189	27	38,141	38,357	244	2,265	11,256	1,046	54,175	4.9
AQ7	-	565	21	189	775	653	36	29,124	29,813	112	550	9,760	830	41,840	3.8
AQ8	2	-	1	54	55	-	6	7,059	7,065	-	486	779	97	8,484	0.8
AQ9	-	-	5	316	321	-	1	9,544	9,545	31	91	998	260	11,246	1.0
AQ10	-	-	-	-	-	-	-	919	919	9	457	1,027	114	2,526	0.2
Past due	-	-	-	-	-	-	-	7,141	7,141	1,362	-	-	-	8,503	0.8
Impaired	-	-	-	60	60	-	-	32,241	32,241	-	-	-	-	32,301	2.9
Impairment
provision	-	-	-	(50)	(50)	-	-	(22,396)	(22,396)	-	-	-	-	(22,446)	(2.0)

	68,670	28,163	9,654	19,265	57,082	53,542	17,115	369,437	440,094	19,682	274,906	213,027	26,094	1,099,555	100

For the note to this table refer to the following page.

Appendix 1 Capital and risk management

Financial assets: Asset quality (continued)

		Loans and advances
		Banks (1)				Customers				Settlement
	Cash and		Derivative				Derivative			balances and
	balances at	Reverse	cash	Bank		Reverse	cash	Customer		other financial			Contingent
	central banks	repos	collateral	loans	Total	repos	collateral	loans	Total	assets	Derivatives	Commitments	liabilities	Total	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Total
AQ1	80,305	5,885	2,043	6,039	13,967	30,233	10,042	34,395	74,670	2,707	71,497	64,453	6,739	314,338	28.2
AQ2	1	4,744	4,930	672	10,346	996	1,899	17,695	20,590	192	69,949	28,717	2,940	132,735	11.9
AQ3	1,873	2,164	1,502	2,347	6,013	1,857	3,796	29,364	35,017	746	94,678	23,126	7,057	168,510	15.1
AQ4	479	9,864	1,451	7,031	18,346	10,642	1,894	99,258	111,794	470	39,157	40,984	4,430	215,660	19.3
AQ5	-	1,776	416	662	2,854	5,403	297	77,045	82,745	717	8,826	33,507	2,087	130,736	11.7
AQ6	-	1,823	1	157	1,981	82	38	39,324	39,444	59	1,487	14,138	1,426	58,535	5.3
AQ7	-	301	-	237	538	684	50	30,279	31,013	22	978	7,437	918	40,906	3.7
AQ8	3	-	-	48	48	-	10	8,482	8,492	58	132	1,183	119	10,035	0.9
AQ9	-	-	-	34	34	-	41	16,944	16,985	-	641	1,020	317	18,997	1.7
AQ10	-	-	-	-	-	-	-	730	730	-	695	1,274	137	2,836	0.3
Past due	-	-	-	-	-	-	-	9,068	9,068	620	-	-	-	9,688	0.9
Impaired	-	-	-	70	70	-	-	37,101	37,101	-	-	-	-	37,171	3.3
Impairment
provision	-	-	-	(63)	(63)	-	-	(25,162)	(25,162)	-	-	-	-	(25,225)	(2.3)

	82,661	26,557	10,343	17,234	54,134	49,897	18,067	374,523	442,487	5,591	288,040	215,839	26,170	1,114,922	100

Note:
(1)	Excludes items in the course of collection from other banks of £1,523 million (31 December 2013 - £1,454 million).

Appendix 1 Capital and risk management

Financial assets: Asset quality (continued)

Key points
●
Overall asset quality improved slightly with AQ1-AQ4 (investment grade of BBB- or above) increasing from 75% at 31 December 2013 to 77% at 30 June 2014 reflecting improving credit conditions and disposals and run-down in RCR.

●	Cash and balances at central banks decreased £14.0 billion reflecting the management of surplus liquidity.

●
Asset quality trends improved with loans to banks and customers rated AQ1 (equivalent to AA or above) up by £3 billion. Recalibration of retail and business banking models using updated data trends from the last three years resulted in a significant upward shift between AQ5 and below to AQ4.

●	Gross derivatives decreased 5% to £274.9 billion with the proportion AQ1-AQ4 stable at 96%.

●	Past due loans decreased £1.1 billion or 11% driven mainly by CFG (£1.0 billion) and a decrease in Ulster Bank (£0.3 billion) reflecting increased work with customers in arrears.

●	Loan impairment provisions decreased £2.8 billion mainly in relation to RCR disposals and run-off (£2.0 billion).

Appendix 1 Capital and risk management

Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by business unit.
					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %
					of gross	Provisions	Year-to-date
					loans to	as a %	Impairment	Amounts
	Banks	Customers			customers	of REIL	charge	written-off
30 June 2014	£m	£m	£m	£m	%	%	£m	£m

UK PBB	900	129,243	4,278	2,821	3.3	66	148	407
Ulster Bank	3,036	25,708	4,861	3,285	18.9	68	57	33

PBB	3,936	154,951	9,139	6,106	5.9	67	205	440

Commercial Banking	861	85,142	2,860	1,162	3.4	41	31	201
Private Banking	1,426	16,618	239	93	1.4	39	-	24

CPB	2,287	101,760	3,099	1,255	3.0	40	31	225

CIB	19,405	69,154	105	177	0.2	nm	(36)	-
Centre	2,513	848	3	3	0.4	nm	(12)	56
CFG	277	52,221	1,307	500	2.5	38	102	147
RCR	551	30,014	20,428	14,405	68.1	71	(19)	1,619

RBS	28,969	408,948	34,081	22,446	8.3	66	271	2,487

31 December 2013

UK PBB	760	127,781	4,663	2,957	3.6	63	497	967
Ulster Bank	591	31,446	8,466	5,378	26.9	64	1,774	277

PBB	1,351	159,227	13,129	8,335	8.2	63	2,271	1,244

Commercial Banking	701	85,071	4,276	1,617	5.0	38	652	587
Private Banking	1,531	16,764	277	120	1.7	43	29	15

CPB	2,232	101,835	4,553	1,737	4.5	38	681	602

CIB	20,550	69,080	1,661	976	2.4	59	598	360

Centre	2,670	341	1	66	0.3	nm	65	-
CFG	406	50,551	1,034	272	2.0	26	151	284
Non-Core	431	36,718	19,014	13,839	51.8	73	4,646	1,856

RBS	27,640	417,752	39,392	25,225	9.4	64	8,412	4,346

Appendix 1 Capital and risk management

Loans and related credit metrics (continued)

Key points
•
Gross loans and advances to customers decreased by £8.8 billion or 2% to £408.9 billion; excluding the impact of foreign exchange the movement was £6.3 billion mainly driven by disposals and run off in RCR. REIL fell by 13% to £34.1 billion. Provision coverage strengthened to 66% compared with 64% at the end of 2013 and REIL were 8.3% of gross customer loans compared with 9.4% as at 31 December 2013. Asset quality continued to improve across the board.

•
Impairment charge for the first half of 2014 was significantly lower at £271 million compared with the prior year including £180 million of latent provision releases primarily reflecting more favourable credit conditions.

•	30% of the £56.9 billion property loans were REIL, with a provision coverage of 66%. 20% of property loans carry a provision. Refer to page 41 for an analysis of commercial real estate in RCR.

•
Strong mortgage lending in UK PBB of £2.5 billion was offset by a fall in unsecured lending of £1.1 billion. Impairment charges and credit metrics continued to show improving trends with REIL as a percentage of gross loans falling to 3.3% from 3.6% at 31 December 2013 reflecting improved asset quality and lower default trends. Write-offs of £0.4 billion reflected the continued write-off of legacy balances.

•
Ulster Bank loans, excluding the impact of foreign exchange and transfers to RCR, were £0.5 billion lower than at the year end mainly as customers deleveraged. Impairment charges were significantly lower at £57 million in the first half of 2014 reflecting the transfer of underperforming assets to RCR and the ongoing reduction in mortgage arrears.

•	Lending in CPB remained broadly stable with REIL, excluding the impact of the transfers to RCR, decreasing by £0.7 billion with write-offs and repayments outpacing new provisions.

•
CFG loans showed growth of £1.2 billion excluding the impact of foreign exchange with impairment charges of £102 million, higher than the prior year due to the transfer in Q1 of serviced-by-others, home equity and other portfolios in Non-Core. Credit metrics remained broadly stable.

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics
	30 June 2014				REIL as a	Provisions	Provisions	Year-to-date
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Central and local government	8,191	5	4	0.1	80	-	3	-
	Finance	34,166	466	318	1.4	68	0.9	43	13
Personal	- mortgages	148,237	5,871	1,731	4.0	29	1.2	110	109
	- unsecured	27,482	2,102	1,754	7.6	83	6.4	261	420
	Property	56,908	17,315	11,490	30.4	66	20.2	(113)	1,189
	Construction	6,261	1,190	737	19.0	62	11.8	68	65
	Manufacturing	22,491	651	472	2.9	73	2.1	(38)	38
	Finance leases (1)	13,252	195	150	1.5	77	1.1	(1)	38
	Retail, wholesale and repairs	18,031	1,072	773	5.9	72	4.3	111	97
	Transport and storage	14,415	1,303	631	9.0	48	4.4	32	31
	Health, education and leisure	15,374	855	478	5.6	56	3.1	(13)	212
	Hotels and restaurants	8,055	1,341	770	16.6	57	9.6	(4)	33
	Utilities	5,432	120	76	2.2	63	1.4	3	1
	Other	30,653	1,534	1,223	5.0	80	4.0	(1)	241
	Latent	-	-	1,789	-	-	-	(180)	-

		408,948	34,020	22,396	8.3	66	5.5	281	2,487

	of which:
	UK
	- residential mortgages	112,252	1,713	292	1.5	17	0.3	14	23
	- personal lending	16,279	1,786	1,578	11.0	88	9.7	210	348
	- property	40,585	7,943	4,366	19.6	55	10.8	(33)	828
	- construction	4,616	873	491	18.9	56	10.6	26	44
	- other	109,618	3,489	2,515	3.2	72	2.3	(71)	514
	Europe
	- residential mortgages	16,482	3,213	1,288	19.5	40	7.8	59	11
	- personal lending	1,104	120	120	10.9	100	10.9	5	8
	- property	10,978	9,279	7,081	84.5	76	64.5	(81)	355
	- construction	1,240	308	237	24.8	77	19.1	42	21
	- other	21,695	3,558	3,382	16.4	95	15.6	24	179
	US
	- residential mortgages	19,115	927	147	4.8	16	0.8	37	75
	- personal lending	9,056	179	39	2.0	22	0.4	46	64
	- property	4,476	69	19	1.5	28	0.4	1	2
	- construction	371	1	1	0.3	100	0.3	-	-
	- other	27,838	260	609	0.9	234	2.2	12	8
	RoW
	- residential mortgages	388	18	4	4.6	22	1.0	-	-
	- personal lending	1,043	17	17	1.6	100	1.6	-	-
	- property	869	24	24	2.8	100	2.8	-	4
	- construction	34	8	8	23.5	100	23.5	-	-
	- other	10,909	235	178	2.2	76	1.6	(10)	3

		408,948	34,020	22,396	8.3	66	5.5	281	2,487

	Banks	28,969	61	50	0.2	82	0.2	(10)	-

For the note to this table refer to the following page.

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions	Year-to-date
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Central and local government	8,643	2	2	-	100	-	2	-
	Finance	35,948	593	292	1.6	49	0.8	4	72
Personal	- mortgages	148,533	6,025	1,799	4.1	30	1.2	392	441
	- unsecured	28,160	2,417	1,909	8.6	79	6.8	415	861
	Property	62,292	20,283	13,189	32.6	65	21.2	5,130	1,642
	Construction	6,331	1,334	774	21.1	58	12.2	291	160
	Manufacturing	21,377	742	559	3.5	75	2.6	195	104
	Finance leases (1)	13,587	263	190	1.9	72	1.4	16	121
	Retail, wholesale and repairs	19,574	1,187	783	6.1	66	4.0	268	128
	Transport and storage	16,697	1,491	635	8.9	43	3.8	487	229
	Health, education and leisure	16,084	1,324	756	8.2	57	4.7	359	119
	Hotels and restaurants	6,942	1,427	812	20.6	57	11.7	281	194
	Utilities	4,960	131	80	2.6	61	1.6	54	23
	Other	28,624	2,103	1,370	7.3	65	4.8	489	212
	Latent	-	-	2,012	-	-	-	44	-

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	of which:
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	39	180
	- personal lending	17,098	2,052	1,718	12.0	84	10.0	264	681
	- property	44,252	9,797	5,190	22.1	53	11.7	2,014	950
	- construction	4,691	941	515	20.1	55	11.0	194	159
	- other	110,466	4,684	3,202	4.2	68	2.9	1,091	537
	Europe
	- residential mortgages	17,540	3,155	1,303	18.0	41	7.4	195	26
	- personal lending	1,267	141	129	11.1	91	10.2	19	26
	- property	13,177	10,372	7,951	78.7	77	60.3	3,131	659
	- construction	979	351	227	35.9	65	23.2	72	-
	- other	22,620	4,057	3,498	17.9	86	15.5	1,012	465
	US
	- residential mortgages	19,901	951	173	4.8	18	0.9	161	233
	- personal lending	8,722	207	45	2.4	22	0.5	114	151
	- property	4,279	85	19	2.0	22	0.4	(11)	25
	- construction	313	34	24	10.9	71	7.7	25	1
	- other	27,887	198	589	0.7	297	2.1	65	131
	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(3)	2
	- personal lending	1,073	17	17	1.6	100	1.6	18	3
	- property	584	29	29	5.0	100	5.0	(4)	8
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	11,463	324	202	2.8	62	1.8	31	69

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	Banks	27,640	70	63	0.3	90	0.2	(15)	40

Note:
(1)	Includes instalment credit.

Appendix 1 Capital and risk management

Debt securities
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies. The financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	5,978	7,805	28,908	1,821	9,089	2,292	55,893	6,940
Designated as at fair value	-	-	104	-	17	-	121	14
Available-for-sale (AFS)	3,905	11,613	10,052	5,521	17,436	171	48,698	24,104
Loans and receivables	-	-	-	160	3,224	142	3,526	3,139
Held-to-maturity (HTM)	4,556	-	-	-	-	-	4,556	-

Long positions	14,439	19,418	39,064	7,502	29,766	2,605	112,794	34,197

Of which US agencies	-	5,620	-	-	12,758	-	18,378	17,243

Short positions (HFT)	(4,546)	(10,257)	(20,949)	(821)	(1,245)	(1,042)	(38,860)	(34)

Available-for-sale
Gross unrealised gains	154	358	570	92	502	12	1,688	599
Gross unrealised losses	(15)	(90)	(3)	(103)	(265)	(3)	(479)	(449)

31 December 2013

Held-for-trading	6,764	10,951	22,818	1,720	12,406	1,947	56,606	10,674
Designated as at fair value	-	-	104	-	17	1	122	15
Available-for-sale	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	-	175	3,466	136	3,788	3,423

Long positions	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

Of which US agencies	-	5,599	-	-	13,132	-	18,731	18,048

Short positions (HFT)	(1,784)	(6,790)	(16,087)	(889)	(1,387)	(826)	(27,763)	(36)

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

Key points
•
HFT: Holdings of UK and US government bonds, and ABS decreased, reflecting sales and continued focus on balance sheet reduction and capital management in CIB. The increase in other government bonds primarily reflected higher seasonal market activity in bond auctions compared with the year end, partially offset by disposals. The increase in short positions in UK and US government bonds was driven by market conditions and customer demand, while that in other government reflected hedging of higher long positions and customer demand.

•
AFS: Government securities decreased by £4.0 billion. The decreases in UK, US and other government bonds reflected net disposals as gains were realised, as well as transfers of UK government bonds to HTM in Treasury. Holdings in bank issuances fell by £0.5 billion due to maturities and disposals.

•
AFS gross unrealised gains and losses: The UK and US government decreases in unrealised gains reflect exposure reductions. The increases in other government reflect market movements, and increases in banks and other financial institutions reflect maturities, disposals and market movements.

Appendix 1 Capital and risk management

Debt securities (continued)

Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central and local government			Banks	Other	Corporate	Total
					financial				Of which
	UK	US	Other		institutions			Total	ABS
30 June 2014	£m	£m	£m	£m	£m	£m	£m	%	£m

AAA	-	6	15,694	1,677	7,572	18	24,967	22	6,379
AA to AA+	14,439	19,412	8,666	262	15,237	187	58,203	52	19,200
A to AA-	-	-	7,185	2,886	980	430	11,481	10	1,855
BBB- to A-	-	-	7,146	2,134	1,939	1,142	12,361	11	2,902
Non-investment grade	-	-	373	358	2,588	562	3,881	3	2,591
Unrated	-	-	-	185	1,450	266	1,901	2	1,270

	14,439	19,418	39,064	7,502	29,766	2,605	112,794	100	34,197

31 December 2013

AAA	-	18	13,106	1,434	8,155	162	22,875	20	6,796
AA to AA+	13,210	23,812	7,847	446	16,825	138	62,278	55	21,054
A to AA-	-	-	4,200	1,657	1,521	290	7,668	7	1,470
BBB- to A-	-	-	7,572	3,761	2,627	854	14,814	13	4,941
Non-investment grade	-	-	494	341	2,444	427	3,706	3	2,571
Unrated	-	2	6	230	1,647	397	2,282	2	1,454

	13,210	23,832	33,225	7,869	33,219	2,268	113,623	100	38,286

Appendix 1 Capital and risk management

Derivatives
The table below analyses the bank’s derivatives by type of contract. The master netting arrangements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	30 June 2014			31 December 2013
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	29,061	223,476	212,861	35,589	218,041	208,698
Exchange rate	4,609	44,151	47,761	4,555	61,923	65,749
Credit	278	4,362	4,589	253	5,306	5,388
Equity and commodity	80	2,917	4,876	81	2,770	5,692

		274,906	270,087		288,040	285,527
Counterparty mtm netting		(227,622)	(227,622)		(241,265)	(241,265)	*
Cash collateral		(26,405)	(23,067)		(24,423)	(25,302)	*
Securities collateral		(4,894)	(10,242)		(5,990)	(8,257)	*

Net exposure		15,985	9,156		16,362	10,703	*

*Revised

Notes:
(1)
Includes exchange traded contracts of £2,749 billion, (31 December 2013 - £2,298 billion) principally interest rate. Trades are margined daily hence carrying values were insignificant: assets - £72 million (31 December 2013 - £69 million) and liabilities - £265 million (31 December 2013 - £299 million).

(2)
Interest rate notional includes £17,606 billion (31 December 2013 - £22,563 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Key points
•
Interest rate contracts: notionals balances were £6.5 trillion lower due to increased participation in trade compression cycles during the first half of 2014, following subdued activity by Tri Optima in 2013. This also resulted in reduced amounts of trades cleared through central clearing counterparties (£5 trillion reduction). The fair value increased due to downward shifts in major yield curves due to volatility in emerging markets at the beginning of the year followed by the European Central Bank’s decision to introduce measures to aid economic recovery in June 2014. This was partially offset by decrease due to the strengthening of GBP against the US Dollar and Euro and participation in tear ups.

•
Foreign exchange contracts: decrease in fair value reflects the strengthening of GBP against the US dollar and euro, and the strengthening of Japanese yen against the US dollar, as the portfolio is materially positioned long US dollar and short Japanese yen at 30 June 2014.

•	Credit derivatives fair values decreased reflecting tightening credit spreads and compression cycles.

•
Uncollateralised derivatives predominantly represent those with large corporates with whom RBS may have netting arrangements in place, but whose business models do not support collateral posting capacity and sovereigns and supranational entities with one way collateral agreements in their favour. In addition there are some uncollateralised derivative positions with banks in certain jurisdictions for example Russia, China, Malaysia which are either uncollateralised or the collateral agreements are not deemed legally enforceable and have therefore been reported as uncollateralised.

Appendix 1 Capital and risk management (continued)

Problem debt management
For a description of early problem identification and problem debt management processes, refer to pages 242 to 251 of the 2013 Annual Report and Accounts.

Wholesale forbearance
The table below shows the loans (excluding loans where the bank has initiated recovery procedures) for which forbearance was completed during H1 2014, by sector and between performing and non-performing.

	Half year ended			Year ended
	30 June 2014			31 December 2013
		Non-	Provision		Non-	Provision
	Performing	performing	coverage (2)	Performing	performing	coverage (2)
Sector	£m	£m	%	£m	£m	%

Property	704	3,298	59	1,759	4,802	60
Transport	192	218	36	1,016	229	34
Retail and leisure	296	195	50	455	390	37
Services	342	115	42	405	234	77
Other	461	162	61	670	510	27

	1,995	3,988	57	4,305	6,165	55

The table below analyses the incidence of the main types of wholesale forbearance arrangements by loan value.
	Half year ended	Year ended
	30 June	31 December
	2014	2013
Arrangement type (3)%		%

Payment concessions and loan rescheduling	84	78
Other (4)	5	31
Covenant-only concessions	28	16
Forgiveness of all or part of the outstanding debt	4	9
Variation in margin	4	2

Notes:
(1)	The data reflected changes in methodology highlighted in the 2013 Report and Accounts, and also the removal in April of the reporting threshold for forbearance data capture.
(2)	Provision coverage reflects impairment provision as a percentage of non performing loan.
(3)	The total exceeds 100% as an individual case can involve more than one type of arrangement.
(4)	Principally formal standstill agreements and release of security.

Key points
•	Forbearance completed on loans decreased during the first half of 2014 compared with the second half of 2013. This was in line both with improving market conditions and the RCR disposal strategy.

•
Forbearance continued to be granted in sectors that have experienced financial stress in recent years. The property sector remained the greatest contributor to the forborne portfolio, while there was a marked fall in the transport sector during the period. Some 70% of completed forbearance in the half year related to RCR loans, of which 60% were originated by Ulster Bank. Of the forbearance granted on non-performing loans, 65% related to loans originated by Ulster Bank.

Appendix 1 Capital and risk management (continued)

Problem debt management (continued)

Key points (continued)
•	Provisions for the non-performing loans disclosed above are individually assessed and therefore not directly comparable across periods. Provision coverage remained stable in H1.

•
At 30 June 2014 loans totalling £5.9 billion (31 December 2013 - £9.4 billion) had been granted credit approval for forbearance but had not yet been formally documented and were not being managed in accordance with the approved forbearance strategy. These loans are referred to as “in process” and are not included in the tables above, but 86% were non-performing (31 December 2013 - 84%) with an associated provision coverage of 54% (31 December 2013 - 44%). The principal types of forbearance offered were consistent with the completed forbearance population. The amount of in-process forbearance fell materially in line with the completion of forbearance during H1 and with disposals in RCR, which were not offset by new in-process cases.

Retail forbearance
The table below shows the loans for which forbearance was agreed during H1 2014 split between performing and non-performing by segment.

		Ulster	Private
	UK PBB	Bank	Banking	CFG	Total
Half year ended 30 June 2014	£m	£m	£m	£m	£m

Performing forbearance in the half year	675	1,487	106	-	2,268
Non-performing forbearance in the half year	53	824	44	42	963

Total forbearance in the half year	728	2,311	150	42	3,231

Year ended 31 December 2013

Performing forbearance in the year	1,332	2,223	41	-	3,596
Non-performing forbearance in the year	186	1,213	22	101	1,522

Total forbearance in the year	1,518	3,436	63	101	5,118

Appendix 1 Capital and risk management (continued)

Problem debt management: Retail forbearance (continued)
The mortgage arrears information for retail accounts in forbearance and related provision at the end of the period are shown in the tables below.
	No missed		1-3 months		>3 months
	payments		in arrears		in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances (1)
	£m	£m	£m	£m	£m	£m	£m	£m	%

30 June 2014
UK PBB (2,3)	4,556	19	401	20	385	42	5,342	81	5.2
Ulster Bank (2,3)	1,930	190	697	159	879	265	3,506	614	19.3
Private Banking	105	2	3	-	6	-	114	2	1.3
CFG	302	29	21	1	51	-	374	30	2.0

	6,893	240	1,122	180	1,321	307	9,336	727	6.3

31 December 2013

UK PBB (2,3)	4,596	17	426	23	424	51	5,446	91	5.5
Ulster Bank (2,3)	1,362	166	631	76	789	323	2,782	565	14.6
Private Banking	112	3	6	-	9	-	127	3	1.5
CFG	287	26	33	3	53	-	373	29	1.9

	6,357	212	1,096	102	1,275	374	8,728	688	6.0

Notes:
(1)	As a percentage of mortgage loans.
(2)
Forbearance in UK PBB and Ulster Bank includes all changes to the contractual payment terms, including those where the customer is up-to-date on payments and there is no evidence of financial difficulty.

(3)	Includes the current stock position of forbearance deals agreed since early 2008 for UK PBB and early 2009 for Ulster Bank.

The incidence of the main types of retail forbearance on the balance sheet are analysed below.

		Ulster	Private
	UK PBB	Bank	Banking	CFG	Total (1)
30 June 2014	£m	£m	£m	£m	£m

Interest only conversions - temporary and permanent	1,705	448	1	-	2,154
Term extensions - capital repayment and interest only	2,529	447	33	51	3,060
Payment concessions	255	1,934	11	237	2,437
Capitalisation of arrears	907	1,089	-	-	1,996
Other	307	-	69	86	462

	5,703	3,918	114	374	10,109

31 December 2013

Interest only conversions - temporary and permanent	1,784	512	-	-	2,296
Term extensions - capital repayment and interest only	2,478	325	29	35	2,867
Payment concessions	241	1,567	12	246	2,066
Capitalisation of arrears	907	494	-	-	1,401
Other	366	-	86	92	544

	5,776	2,898	127	373	9,174

Note:
(1)	As an individual case can include more than one type of arrangement. The analysis in the forbearance arrangements table exceeds the total value of cases subject to forbearance.

Appendix 1 Capital and risk management

Problem debt management: Retail forbearance (continued)

Key points

UK PBB
•
The flow of new forbearance, £341 million in the second quarter of 2014, continued on a downward trend compared with the average of £409 million per quarter in the preceding four quarters. The flow for H1 2014 was £728 million.

•	The 24 month rolling stock of forbearance (where it was provided in the previous 24 months) fell by 13% to £1.7 billion at 30 June 2014 from £2.0 billion at 31 December 2013.

•	5.2% of total mortgage assets (£5.3 billion) were subject to a forbearance arrangement from January 2008. This represented a decrease of 1.9% from 31 December 2013 (£5.4 billion).

•	Approximately 85% of forbearance loans (31 December 2013 - 84%) were up-to-date with payments compared with approximately 98% of assets not subject to forbearance activity.

•
The majority (96%) of UK PBB forbearance was permanent in nature (term extensions, capitalisation of arrears, historical conversions to interest only). Temporary forbearance comprises payment concessions, such as reduced or deferred payments, with arrangements typically agreed for a period between three and six months.

•
The most frequently occurring forbearance types were term extensions (44% of forbearance loans at 30 June 2014), interest only conversions (30%) and capitalisations of arrears (16%). Conversions to interest only have only been permitted on a very exceptional basis since the fourth quarter of 2012 and have not been permitted for customers in financial difficulty since 2009.

•	The impairment provision cover on forbearance mortgages remained significantly higher than that on assets not subject to forbearance.

Ulster Bank
•
At 30 June 2014, 19.3% (£3.5 billion) of Ulster Bank's mortgage loans were subject to forbearance arrangements, an increase from 14.6% (£2.8 billion) at 31 December 2013. This reflected Ulster Bank's strategy of seeking to help customers facing financial difficulties.

•
The increase in forbearance stock from 31 December 2013 to 30 June 2014 is attributable to customers entering forbearance for the first time (48%), customers re-entering forbearance (33%) and methodology refinements primarily relating to exit criteria (19%). The number of customers approaching Ulster Bank for assistance for the first time fell in Q2 2014 compared with Q4 2013.

•
There was continued increase in the proportion of longer-term forbearance solutions granted by Ulster Bank. As a percentage of the total, 55% of forbearance loans were subject to a longer term arrangement at 30 June 2014 (31 December 2013 - 41%). Capitalisations represented 28% (December 2013 - 17%), term extensions 11% (31 December 2013 - 11%) and interest rate discounts 16% (31 December 2013 - 13%) of the total forbearance portfolio at 30 June 2014. Interest rate discounts are offered for periods of up to eight years and incorporate a payment concession based on the customer’s ability to pay.

•
The remaining forbearance loans were temporary concessions accounting for 45% of the total forborne population, (31 December 2013 - 59%). Interest only arrangements decreased during 2014 to 11% of forbearance loans at 30 June 2014 (31 December 2013 - 18%). Payment concessions (excluding interest rate discounts) represented the remaining 34% (31 December 2013 - 41%).

•	The proportion of forbearance arrangements that were less than 90 days in arrears increased from 72% (31 December 2013) to 75% (30 June 2014).

Appendix 1 Capital and risk management

Key loan portfolios

Commercial real estate*
The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending utilisations below is gross of impairment provisions and excludes rate risk management and contingent obligations.
	30 June 2014			31 December 2013
	Investment	Development	Total	Investment	Development	Total
By franchise (1)	£m	£m	£m	£m	£m	£m

PBB	4,904	886	5,790	7,350	1,228	8,578
CPB	16,639	2,844	19,483	16,616	2,957	19,573
CIB	1,158	227	1,385	898	183	1,081

	22,701	3,957	26,658	24,864	4,368	29,232
CFG	4,270	-	4,270	4,018	-	4,018
RCR/Non-Core	10,700	7,564	18,264	11,624	7,704	19,328

Total	37,671	11,521	49,192	40,506	12,072	52,578

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

30 June 2014
UK (excluding NI (2))	20,384	5,199	25,583	614	3,700	4,314	29,897
Ireland (ROI and NI (2))	3,431	936	4,367	1,814	4,925	6,739	11,106
Western Europe (other)	2,296	120	2,416	220	28	248	2,664
US	3,796	1,140	4,936	-	13	13	4,949
RoW (2)	365	4	369	-	207	207	576

	30,272	7,399	37,671	2,648	8,873	11,521	49,192

31 December 2013

UK (excluding NI (2))	20,861	5,008	25,869	678	3,733	4,411	30,280
Ireland (ROI and NI (2))	4,405	1,028	5,433	1,919	5,532	7,451	12,884
Western Europe (other)	4,068	183	4,251	22	17	39	4,290
US	3,563	1,076	4,639	-	8	8	4,647
RoW (2)	314	-	314	30	133	163	477

	33,211	7,295	40,506	2,649	9,423	12,072	52,578

For the notes to these tables refer to the following page.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate* (continued)

By sub-sector (1)		Ireland	Western
	UK	(ROI and	Europe
	(excl NI (2))	NI (2))	(other)	US	RoW (2)	Total
	£m	£m	£m	£m	£m	£m

30 June 2014
Residential	8,899	5,860	149	1,153	211	16,272
Office	3,972	727	1,009	57	89	5,854
Retail	6,699	918	367	215	78	8,277
Industrial	2,892	423	22	1	14	3,352
Mixed/other	7,435	3,178	1,117	3,523	184	15,437

	29,897	11,106	2,664	4,949	576	49,192

31 December 2013

Residential	8,740	6,560	200	1,085	133	16,718
Office	4,557	813	1,439	32	121	6,962
Retail	6,979	1,501	967	84	73	9,604
Industrial	3,078	454	43	30	13	3,618
Mixed/other	6,926	3,556	1,641	3,416	137	15,676

	30,280	12,884	4,290	4,647	477	52,578

Notes:
(1)	Data at 30 June 2014 includes commercial real estate lending from Private Banking in CPB of £1.3 billion that was excluded from the tables showing 31 December 2013 data.
(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points
•
In line with the bank’s strategy, overall gross lending exposure to commercial real estate fell by £3.4 billion, or 6% during the first half of 2014. Most of the decrease occurred in RCR exposure originated by Ulster Bank and CIB and was due to repayments, asset sales and write-offs.

•	The RCR portfolio totalled £18.3 billion, representing 37% of the bank’s portfolio at 30 June 2014. Geographically, 54% of the portfolio was held in Ireland, 31% in the UK, and 14% in Western Europe.

•
Following disposals in the RCR portfolio which were concentrated in Ireland and western Europe (mainly in Germany), the commercial real estate portfolio was more focused on the UK market which represented 61% of the CRE portfolio (31 December 2013 - 58%). Approximately 45% of the UK portfolio was held in London and the south east of England at 30 June 2014 (31 December 2013 - 47%). The overall mix of sub-sector and investments and development remained broadly unchanged. A significant increase in new business in UK residential development during the first half of 2014 to support new housing construction was offset by repayments of maturing loans, in addition to timing issues with recently agreed loans expected to be drawn as construction progressed.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate* (continued)
	RCR			Rest of the Bank			Bank
Loan-to-value ratio		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2014
<= 50%	435	67	502	8,675	179	8,854	9,110	246	9,356
> 50% and <= 70%	861	302	1,163	9,657	335	9,992	10,518	637	11,155
> 70% and <= 90%	836	673	1,509	2,297	420	2,717	3,133	1,093	4,226
> 90% and <= 100%	137	214	351	490	165	655	627	379	1,006
> 100% and <= 110%	88	761	849	248	127	375	336	888	1,224
> 110% and <= 130%	142	842	984	327	215	542	469	1,057	1,526
> 130% and <= 150%	20	875	895	166	215	381	186	1,090	1,276
> 150%	88	6,685	6,773	244	565	809	332	7,250	7,582

Total with LTVs	2,607	10,419	13,026	22,104	2,221	24,325	24,711	12,640	37,351
Minimal security (1)	7	3,394	3,401	9	31	40	16	3,425	3,441
Other (2)	233	1,604	1,837	5,928	635	6,563	6,161	2,239	8,400

Total	2,847	15,417	18,264	28,041	2,887	30,928	30,888	18,304	49,192

Total portfolio
average LTV (3)	77%	300%	255%	58%	141%	65%	60%	273%	132%

	Non-Core			Rest of the Bank			Bank
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

<= 50%	419	142	561	7,589	143	7,732	8,008	285	8,293
> 50% and <= 70%	867	299	1,166	9,366	338	9,704	10,233	637	10,870
> 70% and <= 90%	1,349	956	2,305	2,632	405	3,037	3,981	1,361	5,342
> 90% and <= 100%	155	227	382	796	295	1,091	951	522	1,473
> 100% and <= 110%	168	512	680	643	327	970	811	839	1,650
> 110% and <= 130%	127	1,195	1,322	444	505	949	571	1,700	2,271
> 130% and <= 150%	13	703	716	356	896	1,252	369	1,599	1,968
> 150%	69	7,503	7,572	400	1,864	2,264	469	9,367	9,836

Total with LTVs	3,167	11,537	14,704	22,226	4,773	26,999	25,393	16,310	41,703
Minimal security (1)	51	3,069	3,120	9	88	97	60	3,157	3,217
Other (2)	108	1,396	1,504	5,266	888	6,154	5,374	2,284	7,658

Total	3,326	16,002	19,328	27,501	5,749	33,250	30,827	21,751	52,578

Total portfolio
average LTV (3)	75%	292%	245%	64%	187%	85%	65%	261%	142%

Notes:
(1)
Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)
Other non-performing loans of £2.2 billion (31 December 2013 - £2.3 billion) were subject to standard provisioning policies. Other performing loans of £6.2 billion (31 December 2013 - £5.4 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK house builders in addition to facilities supported by guarantees. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)	Weighted average by exposure.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate* (continued)

Key points
•
The average LTV for the performing book improved from 65% to 60% during the last six months. The performing book in the UK had a slightly better LTV at 56%. The reductions in the higher LTV buckets occurred mainly in the RCR book originated by Ulster Bank and CIB, reflecting reductions through repayments, asset sales and write-offs. The reductions were also reflected in the greater than 150% LTV bucket, occurring mainly in Ireland and Western Europe. RCR-Ulster Bank accounted for the growth in minimal security which was at the final stage of a reduction strategy - these are fully provided for.

•	Interest payable on outstanding performing investment property secured loans was covered 1.4x and 2.9x within RCR and RBS excluding RCR, respectively.

•
The proportion of the portfolio managed within the bank’s standard credit processes increased from 47% at 31 December 2013 to 54% at 30 June 2014, while the proportion of the portfolio in AQ10 decreased from 22% to 18% during the period.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios

Residential mortgages
Total gross mortgage lending of £148.2 billion (31 December 2013 - £148.5 billion) comprised 36% of gross lending of £408.9 billion (31 December 2013 - £417.8 billion). The table below shows LTVs for the bank’s major residential mortgage portfolio totalling £147.7 billion (31 December 2013 - £146.7 billion) split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown at the end of the period whereas property values are calculated using property index movements since the last formal valuation.

	UK PBB			Ulster Bank			Private Banking			CFG
Loan-to-value ratio by value		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2014
<= 50%	28,641	321	28,962	2,078	163	2,241	3,486	8	3,494	4,532	91	4,623
> 50% and <= 70%	36,288	661	36,949	1,885	175	2,060	3,546	15	3,561	5,489	81	5,570
> 70% and <= 90%	27,961	814	28,775	2,416	257	2,673	1,344	39	1,383	5,559	103	5,662
> 90% and <= 100%	4,352	269	4,621	1,248	142	1,390	86	9	95	1,212	36	1,248
> 100% and <= 110%	1,344	149	1,493	1,313	174	1,487	70	10	80	680	23	703
> 110% and <= 130%	399	72	471	2,397	428	2,825	24	6	30	530	14	544
> 130% and <= 150%	29	5	34	2,139	525	2,664	12	4	16	127	3	130
> 150%	-	-	-	1,777	1,020	2,797	39	7	46	60	3	63

Total with LTVs	99,014	2,291	101,305	15,253	2,884	18,137	8,607	98	8,705	18,189	354	18,543
Other (2)	506	27	533	-	-	-	46	1	47	382	3	385

Total	99,520	2,318	101,838	15,253	2,884	18,137	8,653	99	8,752	18,571	357	18,928

Total portfolio average LTV (3)	61%	73%	61%	99%	128%	104%	52%	80%	53%	66%	69%	66%

Average LTV on new originations
during the half year (3)			71%			70%			59%			68%

For the notes to this table refer to the following page.
Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

	UK PBB			Ulster Bank			Private Banking			CFG
Loan-to-value ratio by value		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2013
<= 50%	26,392	313	26,705	2,025	170	2,195	3,400	16	3,416	4,669	98	4,767
> 50% and <= 70%	34,699	591	35,290	1,837	195	2,032	3,397	20	3,417	5,529	89	5,618
> 70% and <= 90%	28,920	854	29,774	2,326	288	2,614	1,337	44	1,381	5,553	110	5,663
> 90% and <= 100%	4,057	315	4,372	1,214	162	1,376	87	7	94	1,309	39	1,348
> 100% and <= 110%	1,790	182	1,972	1,302	182	1,484	87	15	102	752	22	774
> 110% and <= 130%	552	100	652	2,509	461	2,970	27	6	33	637	17	654
> 130% and <= 150%	37	5	42	2,202	549	2,751	4	4	8	183	5	188
> 150%	-	-	-	2,385	1,227	3,612	24	6	30	102	4	106

Total with LTVs	96,447	2,360	98,807	15,800	3,234	19,034	8,363	118	8,481	18,734	384	19,118
Other (2)	511	20	531	-	-	-	215	5	220	463	3	466

Total	96,958	2,380	99,338	15,800	3,234	19,034	8,578	123	8,701	19,197	387	19,584

Total portfolio average LTV (3)	62%	75%	62%	103%	130%	108%	51%	77%	51%	67%	69%	67%

Average LTV on new originations
during the year (3)			67%			73%			52%			68%

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 46 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages* (continued)

Key points

UK PBB
•
The UK PBB mortgage portfolio was £101.8 billion at 30 June 2014. This showed an increase of 2.5% from 31 December 2013. The portfolio included £10.0 billion (31 December 2013 - £9.1 billion) of residential buy-to-let lending.

•
At 30 June 2014, approximately 51% of the portfolio consisted of fixed rate mortgages. Mortgages featuring a combination of fixed and variable rates made up 4% of the portfolio. The remainder were variable rate mortgages (including those on managed rates). The interest only proportion of the total portfolio was 24%. A further 7% of mortgages were on a combination of interest only plus capital and interest repayments.

•
Based on the Halifax Price Index at March 2014, the portfolio average indexed LTV by volume was 53.4% (31 December 2013 - 54.1%) and 61.0% by weighted value of debt outstanding (31 December 2013 - 62.0%). The ratio of total outstanding balances to total indexed property valuations was 44.5% (31 December 2013 - 45.1%).

•
Gross new mortgage lending amounted to £9.8 billion in H1 2014 and included £873 million of lending with an LTV of greater than 90% under the government-guaranteed Help To Buy scheme. The new mortgage business average LTV by volume was 68.2% compared to 62.7% at 31 December 2013, including the effect of the Help-to-Buy scheme. The average LTV calculated by weighted value was 70.8% (31 December 2013 - 66.6%).

•
All new mortgage business was subject to a comprehensive assessment. This included: i) an affordability test which featured a stressed interest rate that is higher than the customer pay rate; ii) loan to income ratio caps; iii) credit scoring; iv) a maximum loan-to-value of 90% with the exception of the government-backed Help-To-Buy mortgages (from the fourth quarter of 2013), New Buy and My New Home products where lending of up to 95% is provided; and v) a range of policy rules that restricted the availability of credit to borrowers with higher risk characteristics, for example those exhibiting a high level of indebtedness or adverse payment behaviour on previous borrowings.

•
The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls post property sale), fell to 1.1% (31 December 2013 - 1.3%). The number of properties repossessed in H1 2014 was 657 compared with 796 in H2 2013. Arrears rates remained sensitive to economic developments and the interest rate environment.

•
The impairment charge for mortgage loans was £5 million in H1 2014 compared with £26 million in H1 2013 and £5 million in H2 2013. The decline reflected stable default rates and one-off reductions in loss rates as valuations improved on properties held as security on defaulted debt.

Ulster Bank
•
Ulster Bank’s residential mortgage portfolio was £18.1 billion at 30 June 2014, with 88% held in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 1.4 % from 31 December 2013 (£19.0 billion) as a result of amortisations exceeding the value of new business in the period. The portfolio included £2.1 billion (12%) of residential buy-to-let loans.

•	Approximately 66% of the portfolio consisted of tracker rate loans, 23% variable rate loans and 11% fixed rate loans. Interest only represented the remaining 8% of the portfolio.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages* (continued)

Key points (continued)

Ulster Bank (continued)
•	The portfolio average indexed LTV fell 4% during H1 2014 to 104% (31 December 2013 - 108%) reflecting positive house price index trends over the previous 12 months.

•	The average individual LTV on new originations was 70% in 2014 (31 December 2013 - 73%).

•
The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls after property sale), fell to 15.9% (31 December 2013 - 17.0%). The number of properties repossessed in H1 2014 was 169 compared with 262 for the full year of 2013. Arrears rates remained sensitive to economic developments.

•	The impairment charge for mortgage loans for H1 was £36 million for H1 2014, compared with £91 million at H1 2013.

CFG
•
CFG’s real estate portfolio consisted of £6.4 billion (31 December 2013 - £5.9 billion) of residential mortgages (1% in second lien position) and £12.5 billion (31 December 2013 - £13.5 billion) of home equity loans and lines (first and second liens). Home equity loans and lines included 44% in first lien position. CFG continued to focus on its ‘footprint states’ of New England, Mid Atlantic and Mid West regions. At 30 June 2014, 82% of the portfolio was within footprint (31 December 2013 - 84%).

•
The serviced-by-others (SBO) book decreased from £1.4 billion at 31 December 2013 to £1.3 billion at 30 June 2014. The arrears rate of the SBO portfolio remained stable at 1.5% during the period. The reduction in the charge-off rate from 4.4% annualised during the fourth quarter of 2013 to 2.3% during the second quarter of 2014 was driven by better than expected recoveries.

•	The weighted average LTV of the portfolio was broadly stable during the period. The weighted average LTV of the portfolio, excluding the SBO portfolio, was 59% (31 December 2013 - 64%).

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Interest only retail loans*
The bank’s interest only retail loan portfolios include interest only mortgage lending in PBB, CPB and CFG portfolios of home equity lines of credit (HELOC) and interest only mortgage portfolios.

	30 June 2014		31 December 2013
	Mortgages	Other loans	Mortgages	Other loans
	£bn	£bn	£bn	£bn

Variable rate	32.2	1.9	34.8	1.3
Fixed rate	9.3	0.1	8.0	0.1

Interest only loans	41.5	2.0	42.8	1.4
Mixed repayment (1)	8.5	-	8.3	-

Total	50.0	2.0	51.1	1.4

Note:
(1)	Mortgages with partial interest only and partial capital repayments.

Key points
•
The bank continued to reduce its exposure to interest only mortgages in H1. UK PBB ceased offering interest only mortgages to residential owner occupied customers with effect from 1 December 2012. Interest only repayment terms remain an option for buy-to-let mortgages.

•
Ulster Bank withdrew interest only as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted on a very limited basis to high net worth customers or those granted forbearance.

•	CFG offers its customers interest only mortgages and conventional HELOC which enter an amortising repayment period after the interest only period.

•	CPB offers interest only mortgages to its high net worth customers.

Based on its historical analyses of customers’ behaviour, the bank recognises impairment provisions in respect of loans in its interest only portfolios (PBB - two years; CFG - one year) that are approaching their contractual maturity. These impairment provisions are reassessed as new trends and data become available.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios: Interest only retail loans* (continued)
The tables below analyse the bank’s interest only mortgage and HELOC portfolios (excluding mixed repayment mortgages) by originating business, by type, and by contractual year of maturity.

	Bullet		Total	Proportion of
	principal	Conversion		mortgage
	repayment	to amortising		lending
30 June 2014	£bn	£bn	£bn	%

UK PBB	24.6	-	24.6	24.2
Ulster Bank	0.7	0.9	1.6	8.8
Private Banking	6.0	-	6.0	68.6
CFG	0.2	9.1	9.3	49.1

Total	31.5	10.0	41.5

31 December 2013

UK PBB	25.4	-	25.4	25.6
Ulster Bank	0.7	1.4	2.1	11.0
Private Banking	6.0	-	6.0	69.0
CFG	0.4	8.9	9.3	47.5

Total	32.5	10.3	42.8

	2014 (1)	2015-16	2017-21	2022-26	2027-31	2032-41	After	Total
							2041
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	1.0	2.7	6.7	5.7	7.6	7.4	0.4	31.5
Conversion to amortising (2,3)	0.5	2.3	5.0	2.2	-	-	-	10.0

Total	1.5	5.0	11.7	7.9	7.6	7.4	0.4	41.5

	2014 (1)	2015-16	2017-21	2022-26	2027-31	2032-41	After	Total
							2041
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	0.9	2.1	6.0	7.6	7.9	7.5	0.5	32.5
Conversion to amortising (2,3)	1.9	6.0	2.2	0.1	-	0.1	-	10.3

Total	2.8	8.1	8.2	7.7	7.9	7.6	0.5	42.8

Notes:
(1)	2014 includes pre-2014 maturity exposure.
(2)	Includes £2.2 billion (31 December 2013 - £2.3 billion) of repayment mortgages that have been granted interest only concessions (forbearance).
(3)	Maturity date relates to the expiry of the interest only period.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios: Interest only retail loans* (continued)

UK PBB
•
UK PBB’s interest only mortgages require full principal repayment (a ‘bullet’ payment) at the time of maturity. Typically such loans have remaining terms of between 14 and 19 years. Customers are reminded of the need to have an adequate repayment vehicle in place during the mortgage term.

•
Of the bullet loans that matured in the six months to 31 December 2013, 63% had been fully repaid by 30 June 2014. The unpaid balance totalled £48 million, of which 96% of loans continued to meet agreed payment arrangements (including balances with a term extension agreed on either a capital and interest or interest only basis). Of the £48 million unpaid balance, 66% of the loans had an indexed LTV of 70% or less with 10% above 90%. Customers may be offered an extension to the term of an interest only mortgage or a conversion of such a mortgage to a capital and interest mortgage, subject to affordability and characteristics such as their income and ultimate repayment vehicle. The majority of term extensions in UK PBB are classified as forbearance and subject to the associated higher provision cover.

Ulster Bank
•
Ulster Bank’s interest only mortgages require full principal repayment (a ‘bullet’ payment) at the time of maturity; or payment of both capital and interest from the end of the interest only period - typically seven years - so that customers meet their contractual repayment obligations. Contact strategies are in place for appropriate customers to remind them of the need to repay the principal at the end of the mortgage term.

•
Of the bullet mortgages that matured in the six months to 31 December 2013 (£2.3 million), 36% had fully repaid by 30 June 2014 leaving residual balances of £1.5 million, 80% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in the six months to 31 December 2013 (£109 million), 64% were either fully repaid or meeting the terms of a revised repayment schedule.

CFG
•
CFG had a closed book of interest only HELOC loans at 30 June 2014 of £0.3 billion at 30 June 2014, for which repayment of principal is due at maturity. It also had an interest only portfolio comprising loans that convert to amortising after an interest only period that is typically 10 years (£10.0 billion at 30 June 2014 of which £9.1 billion were HELOCs). The majority of the bullet loans are due to mature between 2014 and 2015.

•
Of the bullet loans that matured in the six months to 31 December 2013, 74% had fully been refinanced or repaid by 30 June 2014 with residual balances of £22 million. 65% (of £22 million) of which were up-to-date with their payments. For those loans that convert to amortising, the typical uplift in payments was 169% (average uplift calculated at £139 per month).

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Key loan portfolios: Interest only retail loans* (continued)
The tables below analyse the bank’s retail mortgage and HELOC portfolios split between interest only mortgages (excluding mixed repayment mortgages) and other mortgage loans.

	Interest only
30 June 2014	Bullet principal	Conversion
	repayment	to amortising	Other	Total
	£bn	£bn	£bn	£bn

Arrears status
Current	30.4	9.4	99.5	139.3
1 to 90 days in arrears	0.6	0.4	2.9	3.9
90+ days in arrears	0.5	0.2	3.8	4.5

Total	31.5	10.0	106.2	147.7

31 December 2013

Arrears status
Current	31.2	9.6	97.0	137.8
1 to 90 days in arrears	0.7	0.4	2.8	3.9
90+ days in arrears	0.6	0.3	4.1	5.0

Total	32.5	10.3	103.9	146.7

30 June 2014	Interest
	only	Other	Total
	£bn	£bn	£bn

Current LTV
<= 50%	12.1	27.2	39.3
> 50% and <= 70%	14.7	33.4	48.1
> 70% and <= 90%	9.5	29.0	38.5
> 90% and <= 100%	2.3	5.1	7.4
> 100% and <= 110%	1.3	2.5	3.8
> 110% and <= 130%	0.8	3.1	3.9
> 130% and <= 150%	0.4	2.4	2.8
> 150%	0.4	2.5	2.9

Total with LTVs	41.5	105.2	146.7
Other	-	1.0	1.0

Total	41.5	106.2	147.7

31 December 2013

Current LTV
<= 50%	10.8	26.3	37.1
> 50% and <= 70%	14.6	31.8	46.4
> 70% and <= 90%	10.8	28.6	39.4
> 90% and <= 100%	2.6	4.6	7.2
> 100% and <= 110%	1.5	2.8	4.3
> 110% and <= 130%	0.9	3.4	4.3
> 130% and <= 150%	0.5	2.5	3.0
> 150%	0.7	3.1	3.8

Total with LTVs	42.4	103.1	145.5
Other	0.4	0.8	1.2

Total	42.8	103.9	146.7

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Credit risk assets*
RBS uses a range of measures for credit risk exposures. The internal measure used is credit risk assets. The balance sheet related credit risk analyses on pages 23 to 50 supplement this material. Credit risk assets (CRA) consist of lending, counterparty exposure and contingent obligations. Refer to page 230 of the 2013 Annual Report and Accounts for a full description.

	30 June	31 December
	2014	2013
Analysis by business unit	£m	£m

UK PBB	129,027	127,586
Ulster Bank	29,647	33,129

PBB	158,674	160,715

Commercial Banking	79,483	81,142
Private Banking	19,297	19,819

CPB	98,780	100,961

CIB	141,984	147,784
Central items	56,297	66,745
CFG	56,756	53,411
RCR	39,150	n/a
Non-Core	n/a	43,340

	551,641	572,956

Key points
●	There was an overall reduction of 4% in CRA. This was driven by falls in exposure to sovereigns (£11.6 billion), property (£5.2 billion) and other FIs (£4 billion).

●	CIB CRAs fell 4%, driven by a reduction in exposure to the sovereigns and other FI sectors.

●	UK PBB CRA increased by £1.4 billion reflecting a £2.5 billion increase in mortgages offset by decreasing unsecured lending.

●	CFG CRAs increased by 6%. This was driven by the transfer of personal exposure previously managed by the Non-Core division and an increase in exposure to the sovereign sector.

●
The RCR portfolio included £21.4 billion of property-related CRAs, £4.3 billion in the transport sector, £2.6 billion to retail & leisure and £2.7 billion to other FIs. Geographically, 43% of the portfolio was located  in Western Europe (excluding the UK), 40% in the UK, 10% in Central and Eastern Europe and the Middle East and Africa, and 7% in the rest of the world. Refer to the RCR section for further information.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Credit risk assets* (continued)

Sector and geographical regional analyses

		Western						RBS
		Europe	North	Asia	Latin			excl.
	UK	(excl. UK)	America	Pacific	America	Other (1)	Total	RCR	RCR
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m

Personal	128,592	17,619	28,265	1,553	67	797	176,893	176,647	246
Banks	2,523	26,415	4,220	8,310	1,220	1,956	44,644	42,699	1,945
Other financial institutions	21,626	8,954	8,358	2,383	1,359	958	43,638	40,977	2,661
Sovereign (2)	39,640	7,371	23,922	2,859	24	674	74,490	73,872	618
Property	47,502	15,491	6,543	1,118	221	479	71,354	49,915	21,439
Natural resources	7,536	4,558	5,927	3,647	406	2,258	24,332	21,974	2,358
Manufacturing	9,213	4,716	6,348	2,580	95	1,176	24,128	23,396	732
Transport (3)	10,211	3,989	3,860	1,597	97	8,619	28,373	24,030	4,343
Retail and leisure	16,904	3,484	5,036	896	52	514	26,886	24,265	2,621
Telecommunications, media
and technology	2,833	2,470	3,258	1,338	9	420	10,328	9,760	568
Business services	16,245	2,539	5,545	728	1,230	288	26,575	24,956	1,619

	302,825	97,606	101,282	27,009	4,780	18,139	551,641	512,491	39,150
		Western
		Europe	North	Asia	Latin			RBS excl.	Non-
	UK	(excl. UK)	America	Pacific	America	Other (1)	Total	Non-Core	Core
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Personal	127,620	18,751	28,616	1,418	61	656	177,122	174,798	2,324
Banks	2,506	25,085	3,133	9,670	1,192	1,771	43,357	43,010	347
Other financial institutions	23,080	10,363	9,164	2,633	1,320	1,100	47,660	43,849	3,811
Sovereign (2)	55,041	8,685	18,203	3,394	37	687	86,047	84,726	1,321
Property	49,639	18,673	6,206	929	286	795	76,528	53,569	22,959
Natural resources	6,698	4,587	6,189	3,669	214	2,087	23,444	21,412	2,032
Manufacturing	8,843	4,962	6,208	2,278	120	1,397	23,808	23,276	532
Transport (3)	10,332	3,936	3,959	1,800	163	9,435	29,625	24,086	5,539
Retail and leisure	16,338	3,924	4,977	738	91	517	26,585	24,562	2,023
Telecommunications, media
and technology	3,356	2,591	3,401	1,403	29	491	11,271	9,810	1,461
Business services	16,527	2,733	6,053	757	1,233	206	27,509	26,518	991

	319,980	104,290	96,109	28,689	4,746	19,142	572,956	529,616	43,340

Notes:
(1)	Comprises Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes central bank exposures.
(3)
Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Credit risk assets*: Sector and geographical regional analyses (continued)

Key points
●	Market conditions and the development of the bank’s strategy had a significant impact on the composition of its portfolios during H1 2014, there was:
	○	An £11.6 billion decrease in exposures to sovereign counterparties, driven by a decrease in RBS’s deposits with central banks;
	○	A £5.2 billion fall in exposures to the property sector; and
	○	A £4.0 billion decline in exposures to other financial institutions.
●
The sovereign portfolio comprised exposures to central governments, central banks and sub-sovereigns such as local authorities, primarily in the bank’s key markets in the UK, Western Europe and the US. Exposure predominantly comprised cash balances placed with central banks such as the Bank of England, the Federal Reserve and the European Central Bank. Consequently, the asset quality of this portfolio remained high with 92% assigned an internal rating in the AQ1 asset quality band. Exposure to sovereigns fluctuates according to the bank’s liquidity requirements and cash positions, which determine the level of cash placed with central banks.

●
Exposure to the property sector totalled £71.4 billion at 30 June 2014, the majority of which related to commercial real estate. The remainder comprised lending to housing associations (12%), construction companies (10%), and building material groups (3%), which remained stable during the period. See the commercial real estate section for further details.

●
The banking sector was one of the largest in the RBS portfolio with exposure totalling £44.6 billion. Exposures were well diversified geographically, largely collateralised, and tightly controlled through the combination of a single name concentration framework and a suite of credit policies specifically tailored to ensure compliance with sector and country limits. The increase in exposure during H1 2014 was primarily due to increased activity with counterparties located in Western Europe. This was offset by falls in exposure to counterparties in the Asia & Pacific region.

●
Exposure to other financial institutions was made up of exposures to a range of financial companies, the largest of which were funds (24%) securitisation vehicles (22%) and financial intermediaries (13%) including broker dealers and central counterparties (CCPs). The fall in exposure took place across a number of areas, and was caused by idiosyncratic factors and market developments.

●
Exposure to the transport sector included asset-backed exposure to ocean-going vessels. A £1.3 billion fall in exposure was achieved during the period due to disposals, run-off and foreign exchange movements. Defaulted assets (AQ10) in the shipping sector represented 9% of the total exposure to this sector (31 December 2013 - 9%).

Appendix 1 Capital and risk management

Credit risk assets* (continued)

Asset quality

		30 June 2014				31 December 2013
		RBS excl.				RBS excl.
	Probability of	RCR	RCR	Total	Total	Non-Core	Non-Core	Total	Total
AQ band	default range	£m	£m	£m	%	£m	£m	£m	%

AQ1	0% - 0.034%	117,853	2,542	120,395	21.8	129,197	3,319	132,516	23.1
AQ2	0.034% - 0.048%	22,913	766	23,679	4.3	22,942	1,485	24,427	4.3
AQ3	0.048% - 0.095%	40,632	568	41,200	7.5	41,325	700	42,025	7.3
AQ4	0.095% - 0.381%	127,618	1,751	129,369	23.5	114,258	5,737	119,995	20.9
AQ5	0.381% - 1.076%	79,575	1,837	81,412	14.8	77,676	2,585	80,261	14.0
AQ6	1.076% - 2.153%	35,610	2,514	38,124	6.9	44,476	3,138	47,614	8.3
AQ7	2.153% - 6.089%	28,608	3,164	31,772	5.8	31,504	2,060	33,564	5.9
AQ8	6.089% - 17.222%	7,983	1,575	9,558	1.7	9,492	899	10,391	1.8
AQ9	17.222% - 100%	4,753	987	5,740	1.0	6,741	771	7,512	1.3
AQ10	100%	14,396	22,891	37,287	6.8	21,814	20,743	42,557	7.4
Other (1)		32,550	555	33,105	6.0	30,191	1,903	32,094	5.6

		512,491	39,150	551,641	100	529,616	43,340	572,956	100

Note:
(1)
Largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

	RCR		RBS excl. RCR		Total
		% of		% of		% of
		sector		sector		sector
		credit risk		credit risk		credit risk
	AQ10	assets	AQ10	assets	AQ10	assets
AQ10 credit risk assets by sector	£m	%	£m	%	£m	%

30 June 2014
Property	17,459	81.4	3,268	6.5	20,727	29.0
Personal	223	90.6	8,140	4.6	8,363	4.7
Retail & Leisure	1,658	63.3	1,086	4.5	2,744	10.2
Transport	1,384	31.9	295	1.2	1,679	5.9
Business Services	857	52.9	792	3.2	1,649	6.2
Other	1,310	14.7	815	0.4	2,125	1.0

Total	22,891	58.5	14,396	2.8	37,287	6.8

	Non-Core		RBS excl. Non-Core		Total
		% of		% of		% of
		sector		sector		sector
		credit risk		credit risk		credit risk
	AQ10	assets	AQ10	assets	AQ10	assets
31 December 2013	£m	%	£m	%	£m	%

Property	17,437	75.9	6,907	12.9	24,344	31.8
Personal	230	9.9	8,736	5.0	8,966	5.1
Retail & Leisure	1,166	57.6	1,820	7.4	2,986	11.2
Transport	553	10.0	1,262	5.2	1,815	6.1
Business Services	298	30.1	1,421	5.4	1,719	6.2
Other	1,059	11.1	1,668	0.7	2,727	1.2

Total	20,743	47.9	21,814	4.1	42,557	7.4

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Credit risk assets*: Asset quality (continued)

Key points
●	Changes in asset quality of credit risk exposures in H1 2014 reflected the changes in composition of the portfolio, market conditions and the run-off of RCR assets.

●
The decrease in the AQ1 band reflected the decrease in exposure to sovereigns. The increase in the AQ4 band was caused by the recalibration of models for UK personal mortgages to reflect continued improvements in observed default rates.

●
The proportion of exposure in the AQ10 band fell to 6.8% of the total portfolio. This was driven by RCR’s accelerated disposal strategy and the economic climate. The proportion of exposure in AQ10 fell in all sectors that have experienced difficult market conditions in the past few years, including the shipping portfolio.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Market risk
Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both. For a description of market risk framework, governance, policies and methodologies, refer to the Risk and balance sheet management - Market risk section in the 2013 Annual Report and Accounts. There were no material changes to market risk methodologies or models during H1 2014.

Trading portfolios

Value-at-risk
The tables below analyse the internal value-at-risk (VaR) for RBS trading portfolios segregated by type of market risk exposure, and between CIB and RCR or Non-Core.
	Half year ended								Year ended
	30 June 2014				30 June 2013				31 December 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	16.7	14.9	39.8	10.9	40.3	30.3	78.2	24.6	37.2	44.1	78.2	19.1
Credit spread	28.3	24.4	42.8	20.9	72.9	57.9	86.8	55.8	60.0	37.3	86.8	33.3
Currency	5.4	3.0	8.5	2.0	11.2	9.3	20.6	4.6	8.6	6.5	20.6	3.6
Equity	3.5	2.5	6.0	2.1	6.8	4.8	12.8	4.2	5.8	4.1	12.8	3.2
Commodity	0.6	0.7	1.4	0.3	1.3	0.9	3.7	0.5	0.9	0.5	3.7	0.3
Diversification (1)		(24.8)				(23.4)				(23.7)

Total	30.6	20.7	58.2	20.7	96.4	79.8	118.8	69.5	79.3	68.8	118.8	42.1

CIB	28.2	21.3	48.8	20.5	80.1	64.1	104.6	57.6	64.2	52.4	104.6	35.6
RCR (2)	6.0	3.5	16.2	3.3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	21.1	19.2	24.9	18.1	19.3	15.2	24.9	14.9

Appendix 1 Capital and risk management

Market risk: Trading portfolios:Value-at-risk (continued)
	Quarter ended
	30 June 2014				31 March 2014				31 December 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	14.3	14.9	17.0	12.0	19.1	14.0	39.8	10.9	32.3	44.1	44.1	19.1
Credit spread	25.0	24.4	31.8	20.9	31.4	25.6	42.8	24.1	40.5	37.3	48.4	33.3
Currency	4.4	3.0	8.3	2.0	6.4	3.7	8.5	3.7	5.9	6.5	9.6	3.6
Equity	3.2	2.5	4.9	2.1	3.8	4.5	6.0	2.7	4.3	4.1	12.6	3.2
Commodity	0.6	0.7	1.4	0.4	0.5	0.4	0.8	0.3	0.7	0.5	2.5	0.4
Diversification (1)		(24.8)				(21.1)				(23.7)

Total	24.8	20.7	28.5	20.7	36.3	27.1	58.2	25.8	58.6	68.8	69.7	42.1

CIB	23.8	21.3	28.7	20.5	32.4	23.6	48.8	22.6	44.1	52.4	54.4	35.6
RCR (2)	4.0	3.5	6.8	3.3	8.0	7.5	16.2	3.5	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	15.7	15.2	17.7	14.9

Notes:
(1)
The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

(2)	The detailed RCR perimeter was not finalised at the start of the year. As average, maximum and minimum VaR are measures that require daily data, they have been prepared on a best efforts basis.

Key points
•	The period end and average total VaR were lower in H1 2014 than in H2 2013, driven by continued reductions in credit spread and interest rate VaR, notably during Q1 2014.

•
The reduction in credit spread VaR was primarily driven by credit valuation adjustments (CVA) and funding valuation adjustments being included in the internal VaR measure in February 2014. Previously, only associated hedges were included. This approach reflects a more comprehensive economic view of the risk. Continued risk reduction also contributed to the decline in VaR.

•	The reduction in interest rate VaR was driven by de-risking and repositioning in CIB, primarily in the Rates business.

Appendix 1 Capital and risk management

Market risk: Trading portfolios (continued)

Capital charges*
The total market risk minimum capital requirement calculated in accordance with CRD IV, £2,669 million at 30 June 2014, represents 8% of the corresponding RWA amount, £33.4 billion. It comprises a number of regulatory capital requirements split into two categories: (i) the Pillar 1 model-based position risk requirement (PRR) of £1,717 million, which in turn comprises several modelled charges and (ii) the standardised PRR of £952 million, which also has several components.

The contributors to the Pillar 1 model-based PRR are presented in the table below.

Following the implementation of CRD IV on 1 January 2014, credit hedges eligible for CVA are no longer included in the modelled market risk capital charges, namely VaR, stressed VaR and the incremental risk charge. Such hedges are now included in the CVA capital charge, which forms part of the capital calculation for counterparty credit risk.

					CRD IV	Basel 2.5
					31 March	31 December
	CRD IV				2014	2013
	Average	Maximum	Minimum	Period end	Period end	Period end
Half year ended 30 June 2014	£m	£m	£m	£m	£m	£m

Value-at-risk	372	527	264	264	367	576
Stressed VaR	791	856	650	650	856	841
Incremental risk charge	429	530	360	360	420	443
All price risk	4	6	-	-	5	8
Risk not in VaR (RNIV)	435	472	406	443	456	218

Total				1,717	2,104	2,086

Key points
•	Overall, the Pillar 1 model-based PRR declined 18% to £1.7 billion in H1 2014, driven by reductions in the VaR and Stressed VaR charges, offset somewhat by an increase in the RNIV charge.

•	The decrease in the VaR charge in H1 was primarily driven by the removal of the CVA eligible hedges (as noted above) and ongoing risk reduction.

•	The decreases in the VaR and Stressed VaR charges in Q2 were driven primarily by a reduction of the asset backed product portfolio in line with risk reduction strategy.

•
Given the reduction in the size of the correlation trading portfolio, RBS ceased using an internal model for all price risk during Q2. With the PRA’s approval, all remaining open risk is now capitalised under standardised rules.

•	The RNIV charge increased in H1 as, following an agreement with the PRA, the materiality threshold previously in place was removed and all RNIVs are now capitalised.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Market risk: Non-trading portfolios (continued)

Non-trading portfolios

Non-trading VaR
The average VaR for the Group’s non-trading book, predominantly comprising available-for-sale portfolios, was £4.8 million during H1 2014 compared with £7.8 million during H2 2013. This was largely driven by a decline in the credit spread VaR in Q1, which partly reflected a decision to switch some of the securities that RBS holds as collateral from floating-rate notes issued by financial institutions to government bonds during March as part of efforts to reduce RWAs. The period end VaR decreased from £5.0 million at 31 December 2013 to £3.3 million at 31 March 2014, for the reason explained above. It increased to £5.8 million at 30 June 2014, largely due to data quality improvements that expanded the scope of positions captured in RBS's non-traded VaR metrics.

Structured credit portfolio
The structured credit portfolio is measured on a notional and fair value basis because of its illiquid nature. Notional and fair value decreased to £0.5 billion and £0.4 billion respectively (31 December 2013 - £0.7 billion and £0.5 billion), reflecting the sale of underlying assets, primarily consumer ABS (student loans), RMBS and a small amount of CLOs, in line with RCR strategy.

Non-trading interest rate risk
Non-traded interest rate risk impacts earnings arising from the Group’s banking activities. This excludes positions in financial instruments which are classified as held-for-trading.

The methodology relating to interest rate risk is detailed in the 2013 Annual Report and Accounts.

Non-traded interest rate risk VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings at risk measures. VaR relating to non-traded interest rate risk for RBS’s retail and commercial banking activities at a 99% confidence level and a currency analysis at the period end were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 June 2014	64	68	79	45
31 December 2013	45	51	57	30

			30 June	31 December
			2014	2013
			£m	£m

Euro			3	4
Sterling			8	19
US dollar			73	44
Other			3	2

Appendix 1 Capital and risk management

Market risk: Non-trading portfolios (continued)

Key points
•
The increase in period end VaR mainly reflects an increase in the duration of the Group's balance sheet, largely due to action taken by CFG to reduce earnings sensitivity to movements in short-term dollar interest rates.

•
The decline in sterling VaR over the period did not reflect a reduction in RBS's underlying exposure to sterling fixed rate assets, which was broadly unchanged. Instead, it reflected reduced volatility in sterling interest rates over the period and a smoother maturity profile of the underlying exposures.

•	These movements remained well within the Group's approved market risk appetite.

Sensitivity of net interest income*
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve at tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

	Euro	Sterling	US dollar	Other	Total
30 June 2014	£m	£m	£m	£m	£m

+ 100 basis point shift in yield curves	27	413	140	23	603
– 100 basis point shift in yield curves	(66)	(280)	(53)	(28)	(427)
Bear steepener					387
Bull flattener					(229)

31 December 2013

+ 100 basis point shift in yield curves	59	416	175	31	681
– 100 basis point shift in yield curves	(29)	(333)	(82)	(15)	(459)
Bear steepener					403
Bull flattener					(273)

Key points
•	The Group's interest rate exposure remains asset sensitive, such that rising rates will have a positive impact on its net interest income.

•	The reduction in interest income sensitivity over the period largely reflects action taken by CFG to reduce earnings sensitivity to movements in short-term dollar interest rates.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Country risk
Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. For other types of concentration risks such as product, sector or single-name concentration, refer to the Credit risk section. For a description of the governance, monitoring and management of RBS’s country risk framework and definitions, refer to Risk and balance sheet management - Country risk of RBS’s 2013 Annual Report and Accounts.

Overview*
The comments below relate to changes in the six months to 30 June 2014 unless indicated otherwise.
•
Net balance sheet and off-balance sheet exposure to most countries shown in the summary tables declined across most broad product categories. RBS maintained a cautious stance, many clients continued to reduce debt levels, and the US dollar and the euro depreciated against sterling by 3.3% and 3.9% respectively.

•
Total eurozone net balance sheet exposure decreased by £4.9 billion or 5% to £97.6 billion. This was caused largely by reductions in cash deposits held with central banks in Germany and the Netherlands, in corporate lending in Ireland and Germany, and in net held-for-trading (HFT) government bond positions in the Netherlands and Spain. CDS net bought protection on eurozone exposure increased by £1.1 billion. Net HFT debt securities in Germany, France, Belgium, Austria and Finland increased while exposure to the Netherlands, Italy and Spain decreased, driven by market opportunities. Net lending in RCR was £4.3 billion for the eurozone as a whole, including £1.4 billion in Germany, £0.8 billion in Spain and £0.6 billion in both France and Ireland. Commercial real estate sector accounted for broadly half of the total.

•	Eurozone periphery net balance sheet exposure decreased by £1.5 billion to £40.3 billion.
○
Ireland - Ulster Bank Ireland moved £2.0 billion of cash deposits with RBS to the Central Bank of Ireland in anticipation of the new CRD IV liquidity coverage ratio requirements, which will come into effect in 2015. Net lending to corporates and households decreased by £1.4 billion and £0.8 billion respectively, reflecting currency movements, repayments, sales and write-offs.

○
Spain - net balance sheet exposure decreased by £1.8 billion, largely as a result of reductions in net HFT and AFS debt securities and lower lending to the commercial real estate sector. The reduction in AFS securities reflected the sale of some of the covered bonds ('cedulas') in the RBS NV liquidity buffer.

○
Italy - net derivatives to banks increased by £1.2 billion, driven by the novation of a portfolio from a counterparty. The novated exposure is fully cash collateralised. Net HFT government bonds exposure declined by £0.8 billion.

	○	Portugal - net HFT debt securities increased by nearly £0.2 billion reflecting greater appetite for Portuguese trading exposure.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Country risk: Overview* (continued)
•
Germany - net balance sheet exposure fell by £3.8 billion, mainly due to a decrease of £2.7 billion in cash deposits with the Bundesbank. Other significant reductions were in commercial real estate lending (£1.3 billion) and in derivatives, notably to banks, by £0.6 billion reflecting market movements. Off-balance exposure decreased by £1.0 billion, mostly owing to a reduction in the insurance sector.

•
France - net balance sheet exposure rose by £0.8 billion, reflecting business fluctuations. Off-balance exposure decreased by £0.4 billion, largely due to reductions in the oil and gas, industrials and insurance sectors.

•
Netherlands - net balance sheet exposure fell by £2.8 billion as a result of a drop in HFT government bonds, a decrease in cash deposits held with the central bank, and reductions in AFS debt securities. RBS NV's liquidity needs have decreased in line with balance sheet reductions, and sales are being executed dependent on market conditions, which were relatively benign in H1. Off-balance sheet exposure increased by £0.2 billion, primarily in the non-bank financial institutions sector.

•	Belgium - net balance sheet exposure increased by £1.0 billion, in HFT government bonds. Off balance exposure decreased by £0.3 billion, mostly in the electricity sector.

•	Other eurozone - net HFT government bonds increased by £0.6 billion reflecting increased long positions.

•
China - lending to banks increased by £0.2 billion, while off-balance sheet exposure to banks fell by a similar amount. The bank undertakes stress testing across both financial institutions and corporate portfolios, with early warning indicators and action plans for a possible economic downturn.

•	Japan - net balance sheet exposure decreased by £0.9 billion as a result of reductions in derivatives exposure to banks and other financial institutions and lower corporate lending.

•
India - net balance sheet exposure fell by £0.9 billion, with reductions in lending and AFS debt exposure to banks and in lending to corporate clients. These reductions in part reflected securities and loans sales to reduce risk-weighted assets in favourable market conditions.

•
Russia - net balance sheet exposure decreased by £0.1 billion to £1.8 billion, including £0.9 billion of corporate lending and £0.6 billion of lending to banks. Nearly half of the latter exposure was fully hedged. Following developments in Ukraine, ratings were reviewed, limits adjusted and additional credit restrictions placed on new business. Exposures are also reviewed against any international sanctions.

•	Turkey - lending to banks increased by £0.3 billion, partly reflecting drawings under committed limits.

•
Funding mismatches - material estimated funding mismatches at risk of redenomination at 30 June 2014 were: Ireland £7.5 billion (up from £6.5 billion at 31 December 2013 largely due to the £2.0 billion increase in cash held with the central bank and reduced central bank funding); Spain £5.0 billion (down from £6.5 billion); Italy £0.5 billion (broadly unchanged as assets fell and a central bank funding line was no longer used); and Portugal £0.5 billion (slightly up due to higher debt trading). The net positions for Greece and Cyprus were minimal. Risks of eurozone break-up (redenomination events) have materially fallen since 2011-2012 owing to major improvements in liquidity conditions, driven by the availability of substantial new tools for the ECB, the establishment of the European Stability Mechanism and member countries’ progress on reducing imbalances.

*Not within the scope of Deloitte LLP’s review report

Appendix 1 Capital and risk management

Country risk: Summary of country exposures
	Net balance sheet exposure							Of which:					Off-				CDS
	Govt	Central	Other	Other				Net	Debt securities		Net		balance	Total	Lending	AFS	notional less
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	provisions	reserves	fair value
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	323	2,082	741	510	7,516	14,972	26,144	24,628	220	372	924	-	2,808	28,952	10,209	(1)	(65)
Spain	133	2	2,984	1,479	2,573	82	7,253	2,309	3,833	140	970	1	1,849	9,102	181	(215)	(279)
Italy	896	16	2,517	671	1,437	27	5,564	1,473	549	501	3,041	-	2,152	7,716	47	(24)	(827)
Portugal	136	-	362	130	254	9	891	213	90	215	373	-	317	1,208	95	(2)	(156)
Greece	-	-	223	5	100	17	345	78	-	4	263	-	24	369	26	-	(13)
Cyprus	9	-	1	2	107	12	131	103	-	9	19	-	15	146	43	-	-

Eurozone
periphery	1,497	2,100	6,828	2,797	11,987	15,119	40,328	28,804	4,692	1,241	5,590	1	7,165	47,493	10,601	(242)	(1,340)

Germany	8,111	851	3,948	4,567	2,388	95	19,960	3,595	5,518	3,002	6,815	1,030	6,195	26,155	42	60	(1,451)
France	3,203	2	6,895	2,205	2,235	92	14,632	4,053	1,749	2,218	5,931	681	9,393	24,025	132	(27)	(2,326)
Netherlands	(224)	892	5,055	5,132	2,264	27	13,146	3,650	3,856	(534)	6,089	85	9,985	23,131	148	646	(552)
Belgium	1,358	1	1,928	96	402	23	3,808	509	369	871	1,994	65	912	4,720	-	(29)	(237)
Luxembourg	-	268	586	465	578	5	1,902	1,024	86	143	526	123	1,201	3,103	47	-	(100)
Other	1,906	22	790	181	871	19	3,789	1,082	500	954	1,248	5	1,040	4,829	-	(21)	(679)

Total
eurozone	15,851	4,136	26,030	15,443	20,725	15,380	97,565	42,717	16,770	7,895	28,193	1,990	35,891	133,456	10,970	387	(6,685)

China	161	126	3,013	282	1,572	45	5,199	4,882	130	12	175	-	1,394	6,593	8	-	(7)
Japan	565	1,416	1,294	561	455	35	4,326	2,288	12	518	1,229	279	792	5,118	2	-	(21)
India	470	77	486	129	1,635	38	2,835	2,304	366	121	44	-	764	3,599	18	(2)	(28)
Russia	81	80	631	45	942	55	1,834	1,738	81	-	15	-	216	2,050	4	(1)	(101)
Turkey	97	67	423	110	1,050	18	1,765	1,654	44	9	57	1	169	1,934	17	-	(40)
South Korea	241	1	830	51	543	3	1,669	1,192	131	138	208	-	520	2,189	-	-	126
Brazil	267	-	901	8	131	3	1,310	966	-	274	70	-	206	1,516	-	-	(3)

These tables show RBS exposure, at 30 June 2014 and 31 December 2013 by country of operation of the counterparty, except exposures to governments and individuals which are shown by country of residence. Balance sheet exposures are now shown net of loan impairment provisions and prior period data are shown on the same basis. Countries shown are those where the balance sheet exposure exceeded £1 billion and which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 30 June 2014, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos). Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

Appendix 1 Capital and risk management

Country risk: Summary of country exposures

	Net balance sheet exposure							Of which:					Off-
	Govt	Central	Other	Other				Net	Debt securities		Net		balance	Total	Lending	AFS	CDS notional
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	provisions	reserves	less fair value
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	188	116	688	561	8,973	15,821	26,347	24,893	233	248	900	73	2,711	29,058	10,701	(9)	(166)
Spain	858	-	3,439	1,405	3,093	293	9,088	3,084	4,162	853	989	-	1,981	11,069	177	(449)	(444)
Italy	1,676	22	1,329	891	1,171	26	5,115	1,582	519	1,240	1,774	-	1,962	7,077	46	(43)	(734)
Portugal	35	-	310	114	312	6	777	290	93	43	351	-	280	1,057	99	(5)	(163)
Greece	-	1	228	1	105	14	349	89	-	-	260	-	38	387	38	-	(12)
Cyprus	2	-	1	-	144	10	157	139	-	2	16	-	18	175	54	-	-

Eurozone
periphery	2,759	139	5,995	2,972	13,798	16,170	41,833	30,077	5,007	2,386	4,290	73	6,990	48,823	11,115	(506)	(1,519)

Germany	7,215	3,588	5,044	4,265	3,520	90	23,722	8,013	5,168	2,524	7,416	601	7,189	30,911	211	29	(1,340)
France	2,806	-	6,714	1,832	2,427	79	13,858	4,197	1,692	1,678	5,660	631	9,807	23,665	123	(32)	(1,747)
Netherlands	1,509	1,713	4,604	5,786	2,303	21	15,936	4,652	4,661	819	5,697	107	9,763	25,699	187	97	(356)
Belgium	106	-	1,995	267	431	2	2,801	713	443	(480)	2,123	2	1,170	3,971	26	(34)	(123)
Luxembourg	(1)	11	524	659	386	4	1,583	741	75	98	581	88	1,043	2,626	50	-	(58)
Other	1,075	22	654	160	783	18	2,712	879	510	331	918	74	1,202	3,914	1	(24)	(476)

Total
eurozone	15,469	5,473	25,530	15,941	23,648	16,384	102,445	49,272	17,556	7,356	26,685	1,576	37,164	139,609	11,713	(470)	(5,619)

China	345	200	2,794	244	1,518	33	5,134	4,584	166	13	370	1	1,689	6,823	16	(1)	(14)
Japan	(129)	1,600	2,240	830	687	34	5,262	2,795	72	(172)	2,365	202	352	5,614	2	-	4
India	536	70	949	91	2,050	36	3,732	2,909	571	160	92	-	813	4,545	18	(4)	(21)
Russia	152	37	754	6	949	53	1,951	1,781	149	2	19	-	364	2,315	2	-	(65)
Turkey	173	59	169	126	1,064	24	1,615	1,404	50	67	94	-	324	1,939	18	-	(32)
South Korea	238	4	755	133	576	2	1,708	1,125	179	154	250	-	681	2,389	-	-	176
Brazil	262	-	914	2	148	3	1,329	977	-	268	84	-	245	1,574	-	-	12

Appendix 2

Income statement reconciliations

Appendix 2 Income statement reconciliations

	Half year ended
	30 June 2014				30 June 2013
	Non-	One-off items	Presentational	Statutory	Non-	One-off items	Presentational	Statutory
	statutory	reallocation	adjustments (1)		statutory	reallocation	adjustments (1)
	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	7,621	-	-	7,621	8,560	-	-	8,560
Interest payable	(2,125)	(3)	-	(2,128)	(3,118)	(5)	-	(3,123)

Net interest income	5,496	(3)	-	5,493	5,442	(5)	-	5,437

Fees and commissions receivable	2,605	-	-	2,605	2,708	-	-	2,708
Fees and commissions payable	(487)	-	-	(487)	(460)	-	-	(460)
Income from trading activities	1,482	11	-	1,493	1,890	174	-	2,064
Gain on redemption of own debt	-	20	-	20	-	191	-	191
Other operating income	882	154	-	1,036	1,028	304	-	1,332

Non-interest income	4,482	185	-	4,667	5,166	669	-	5,835

Total income	9,978	182	-	10,160	10,608	664	-	11,272

Staff costs	(3,340)	-	(196)	(3,536)	(3,585)	-	(142)	(3,727)
Premises and equipment	(1,079)	-	(196)	(1,275)	(1,079)	-	(25)	(1,104)
Other administrative expenses	(1,292)	(1)	(369)	(1,662)	(1,479)	2	(704)	(2,181)
Depreciation and amortisation	(551)	-	(3)	(554)	(716)	-	(20)	(736)
Restructuring costs	(514)	-	514	-	(271)	-	271	-
Litigation and conduct costs	(250)	-	250	-	(620)	-	620	-
Write-down of goodwill and other intangible assets	(82)	(130)	-	(212)	-	-	-	-

Operating expenses	(7,108)	(131)	-	(7,239)	(7,750)	2	-	(7,748)

Profit before impairment losses	2,870	51	-	2,921	2,858	666	-	3,524
Impairment losses	(269)	-	-	(269)	(2,150)	-	-	(2,150)

Operating profit	2,601	51	-	2,652	708	666	-	1,374

For the notes to this table refer to the following page.

Appendix 2 Income statement reconciliations

	Half year ended
	30 June 2014				30 June 2013
	Non-	One-off items	Presentational	Statutory	Non-	One-off items	Presentational	Statutory
	statutory	reallocation	adjustments (1)		statutory	reallocation	adjustments (1)
	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit	2,601	51	-	2,652	708	666	-	1,374
Own credit adjustments (2)	(51)	51	-	-	376	(376)	-	-
Gain on redemption of own debt	20	(20)	-	-	191	(191)	-	-
Write-down of goodwill	(130)	130	-	-	-	-	-	-
Strategic disposals	191	(191)	-	-	-	-	-	-
RFS Holdings minority interest	21	(21)	-	-	99	(99)	-	-

Profit before tax	2,652	-	-	2,652	1,374	-	-	1,374
Tax charge	(733)	-	-	(733)	(678)	-	-	(678)

Profit for continuing operations	1,919	-	-	1,919	696	-	-	696
Profit from discontinued operations, net of tax	35	-	-	35	138	-	-	138

Profit for the period	1,954	-	-	1,954	834	-	-	834
Non-controlling interests	(42)	-	-	(42)	(117)	-	-	(117)
Preference share and other dividends	(487)	-	-	(487)	(182)	-	-	(182)

Profit attributable to ordinary and B shareholders	1,425	-	-	1,425	535	-	-	535

Notes:
(1)	Reallocation of restructuring costs and litigation and conduct costs into the statutory operating expense line.
(2)	Reallocation of £11 million gain (2013 - £175 million gain) to income from trading activities and £62 million loss (2013 - £201 million gain) to other operating income.

Appendix 2 Income statement reconciliations

	Quarter ended
	30 June 2014				31 March 2014				30 June 2013
	Non-	One-off items	Presentational	Statutory	Non-	One-off items	Presentational	Statutory	Non-	One-off items	Presentational	Statutory
	statutory	reallocation	adjustments (1)		statutory	reallocation	adjustments (1)		statutory	reallocation	adjustments (1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	3,822	(1)	-	3,821	3,799	1	-	3,800	4,281	-	-	4,281
Interest payable	(1,024)	1	-	(1,023)	(1,101)	(4)	-	(1,105)	(1,511)	(3)	-	(1,514)

Net interest income	2,798	-	-	2,798	2,698	(3)	-	2,695	2,770	(3)	-	2,767

Fees and commissions receivable	1,314	-	-	1,314	1,291	-	-	1,291	1,392	-	-	1,392
Fees and commissions payable	(251)	-	-	(251)	(236)	-	-	(236)	(250)	-	-	(250)
Income from trading activities	626	(85)	-	541	856	96	-	952	874	75	-	949
Gain on redemption of own debt	-	-	-	-	-	20	-	20	-	242	-	242
Other operating income	438	(93)	-	345	444	247	-	691	661	59	-	720

Non-interest income	2,127	(178)	-	1,949	2,355	363	-	2,718	2,677	376	-	3,053

Total income	4,925	(178)	-	4,747	5,053	360	-	5,413	5,447	373	-	5,820

Staff costs	(1,693)	1	(153)	(1,845)	(1,647)	(1)	(43)	(1,691)	(1,764)	-	(76)	(1,840)
Premises and equipment	(485)	-	(137)	(622)	(594)	-	(59)	(653)	(526)	-	(22)	(548)
Other administrative expenses	(605)	(2)	(344)	(951)	(687)	1	(25)	(711)	(801)	1	(618)	(1,418)
Depreciation and amortisation	(282)	1	(1)	(282)	(269)	(1)	(2)	(272)	(346)	-	(3)	(349)
Restructuring costs	(385)	-	385	-	(129)	-	129	-	(149)	-	149	-
Litigation and conduct costs	(250)	-	250	-	-	-	-	-	(570)	-	570	-
Write down of goodwill and other
intangible assets	-	(130)	-	(130)	(82)	-	-	(82)	-	-	-	-

Operating expenses	(3,700)	(130)	-	(3,830)	(3,408)	(1)	-	(3,409)	(4,156)	1	-	(4,155)

Profit before impairment
losses	1,225	(308)	-	917	1,645	359	-	2,004	1,291	374	-	1,665
Impairment losses	93	-	-	93	(362)	-	-	(362)	(1,117)	-	-	(1,117)

Operating profit	1,318	(308)	-	1,010	1,283	359	-	1,642	174	374	-	548
For the notes to this refer to the following page.

Appendix 2 Income statement reconciliations

	Quarter ended
	30 June 2014				31 March 2014				30 June 2013
	Non-	One-off items	Presentational	Statutory	Non-	One-off items	Presentational	Statutory	Non-	One-off items	Presentational	Statutory
	statutory	reallocation	adjustments (1)		statutory	reallocation	adjustments (1)		statutory	reallocation	adjustments (1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit	1,318	(308)	-	1,010	1,283	359	-	1,642	174	374	-	548
Own credit adjustments (2)	(190)	190	-	-	139	(139)	-	-	127	(127)	-	-
Gain on redemption of own debt	-	-	-	-	20	(20)	-	-	242	(242)	-	-
Write-down of goodwill	(130)	130	-	-	-	-	-	-	-	-	-	-
Strategic disposals	-	-	-	-	191	(191)	-	-	6	(6)	-	-
RFS Holdings minority interest	12	(12)	-	-	9	(9)	-	-	(1)	1	-	-

Profit before tax	1,010	-	-	1,010	1,642	-	-	1,642	548	-	-	548
Tax charge	(371)	-	-	(371)	(362)	-	-	(362)	(328)	-	-	(328)

Profit from continuing operations	639	-	-	639	1,280	-	-	1,280	220	-	-	220
Profit from discontinued operations,
net of tax	26	-	-	26	9	-	-	9	9	-	-	9

Profit for the period	665	-	-	665	1,289	-	-	1,289	229	-	-	229
Non-controlling interests	(23)	-	-	(23)	(19)	-	-	(19)	14	-	-	14
Preference share and other dividends	(412)	-	-	(412)	(75)	-	-	(75)	(101)	-	-	(101)

Profit attributable to ordinary
and B shareholders	230	-	-	230	1,195	-	-	1,195	142	-	-	142

Notes:
(1)	Reallocation of restructuring costs and litigation and conduct costs into the statutory operating expense line.
(2)
Reallocation of £84 million loss (Q1 2014 - £95 million gain; Q2 2013 - £76 million gain) to income from trading activities and £106 million loss (Q1 2014 - £44 million gain; Q2 2013 - £51 million gain) to other operating income.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 August 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary